Our Strategy

Ciba Specialty Chemicals places the **customer first.**

Our focus is to make our operations faster and more flexible, to increase our focus on customers and markets in order to drive profitable growth and to maximize value for our shareholders.

A lean, industry-focused organization, with best-in-class manufacturing, aligns Ciba Specialty Chemicals closely with its customer industries. All five business Segments

- **Plastic Additives**
- **Coating Effects**
- **Water & Paper Treatment**
- **Textile Effects**
- **Home & Personal Care**

... have strong market positions and provide the best and most complete service to their specific customer industry.

We offer leading-edge **innovation.**

We enable beneficial features that make everyday products better and breakthrough products possible. We offer our customers both quantum leap innovation as well as steady improvements by fostering a culture of innovation and by sharing and leveraging our core competencies.

We want the **best people** to work for Ciba Specialty Chemicals.

We attract, develop and retain the very best.

We want our people to be empowered to explore the creative ideas that will spur us to profitable growth.

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland

Ciba

Value beyond chemistry

Effects to Improve the Quality of Life

Ciba


www.cibasc.com
Ciba Specialty Chemicals
Value beyond chemistry

www.cibasc.com

Who We Are

Ciba Specialty Chemicals is more than a chemical company. We deliver **value beyond chemistry.**

Ciba Specialty Chemicals is a leading company dedicated to producing high-value effects for our customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product.

Business success is driven by our long-term strategy of innovation and continuous operational improvements.

Ciba Specialty Chemicals brings new and creative thought to the processes and products of our customers in more than 120 countries and, additionally, offers customers around the world and throughout the value chain comprehensive online service 24 hours a day and 7 days a week.

Ciba Specialty Chemicals' continuing operations generated sales of CHF 7.367 billion in 2001, and CHF 276 million was spent on R&D to foster innovation across the Company.

Our Vision

We create **effects** to improve the quality of life.

We add performance, protection, color and strength to automobiles, clothing, packaging, home and personal care products and much more.

Our Mission

Ciba Specialty Chemicals is a **global leader,** committed to be number one in all our chosen markets.

We strive to be the partner of choice for customers seeking innovative effects to enhance the performance of their products. We endeavor to be the employer of choice for the best people. We are determined to create value for our shareholders.

Where We Are

Major Production Sites in Ciba Specialty Chemicals' Global Network



- 64 production sites in 25 countries
- 16 research centers in 9 countries
- 19,700 employees around the world

Our Core Competencies

We bring the benefits of **leading-edge research** to the real world to improve the quality of life.

Our effects improve existing, or add new qualities to products at every stage of the production process.

- We protect plastics, coatings and photographic layers from degradation induced by light, heat, air and mechanical stress
- We add color to plastics, coatings, textiles, paper and wood
- We improve the efficiency of the paper-making process
- We improve the brightness in paper
- We cure and image layers and coatings using light
- We help to shield people and objects from harmful ultraviolet light and microorganisms
- We optimize water management
- We improve the performance of textiles
- We make textiles whiter and brighter through laundry detergents
- We synthesize complex functional molecules economically

...and much more

Ciba Specialty Chemicals

Financial Review 2001

Ciba






Financial Highlights

(in millions of Swiss francs, except share and per share data)

Year ended December 31,	2001	2000	Change in %
Net sales	7 367	7 902	(3)*/(7)
Gross profit	2 379	2 569	(7)
Operating income from continuing operations	761	876	(1)*/(13)
Income from continuing operations	380	418	(9)
Net income from discontinued operations, net of tax	0	34	
Cumulative effects of change in accounting principles, net of tax	2	0	
Net income	382	452	
Basic and diluted earnings per share:			
From continuing operations per share	5.72	6.31	
Net income per share	5.76	6.81	
EBITDA, before restructuring and special charges	1 230	1 348	0*/(9)
EBITDA margin	16.7%	17.1%	
Cash flows from operating activities, before restructuring payments(1)	1 100	1 065	3
Free cash flow	779	638	22
Net debt	2 351	2 983	(21)
Research and development expenditures	276	293	
Number of employees at year end	19 683	20 306	

* Percentage change in local currencies.

(1) From continuing operations.

See Glossary of Financial Terms

Table of Contents

2 Management's Discussion and Analysis of Financial Condition and Results of Operations

14 Consolidated Statements of Income

15 Consolidated Balance Sheets

16 Consolidated Statements of Cash Flows

17 Consolidated Statements of Shareholders' Equity

18 Business Segment Data

20 Geographic Data

21 Notes to Consolidated Financial Statements

35 Independent Auditors' Report

36 Summary of Selected Financial Data

38 Major Consolidated Subsidiaries and Associated Companies

40 Ciba Specialty Chemicals Holding Inc. Financial Statements

42 Corporate Governance

43 The Board of Directors and Financial Calendar

44 Glossary of Financial Terms

Management's Discussion and Analysis of Financial Condition and Results of Operations

(in millions of Swiss francs, except share and per share data)

Year in Review - 2001 Compared to 2000

Results of operations	2001	2000
Net sales	7 367	7 902
Gross profit	2 379	2 569
Operating income	761	876
Income from continuing operations	380	418
Net income	382	452
Basic and diluted earnings per share:		
Income from continuing operations per share	5.72	6.31
Net income per share	5.76	6.81
EBITDA, before restructuring and special charges(1)	1 230	1 348
Restructuring and special charges, net	0	2
Operating cash flows, before restructuring payments(2)	1 100	1 065
Free cash flow	779	638
Net debt	2 351	2 983
Shareholders' equity at year end	3 908	3 754
Dividend per share(3)	2.00	2.00
Capital reduction per share(3)	1.00	–
Key performance ratios		
Sales development	(7)%	9%
Sales development in local currencies	(3)%	2%
Expressed as a percentage of sales:		
Gross profit	32.3%	32.5%
Operating income	10.3%	11.1%
Income from continuing operations	5.2%	5.3%
Net income	5.2%	5.7%
EBITDA, before restructuring and special charges	16.7%	17.1%
Velocity	0.75	0.80

(1) Including restructuring expenses and special charges of CHF 2 million in 2000, EBITDA was CHF 1 346 million in 2000.

(2) From continuing operations. Including restructuring payments of CHF 46 million in 2001 and CHF 35 million in 2000, operating cash flows from continuing operations were CHF 1 054 million in 2001 and CHF 1 030 million in 2000.

(3) The Board of Directors propose a payment to the Company's shareholders in 2002 of an unchanged dividend of CHF 2 per share, based on 2001 results, and a capital reduction of CHF 1 per Share. If approved, the capital reduction will take the form of a reduction in the nominal value of each Share, from CHF 10 per share to CHF 9 per share. Both the dividend and the capital reduction are subject to shareholder approval at the Annual General Meeting on March 22, 2002. If approved, the Company expects that the dividend will be distributed on March 27, 2002 and expects, subject to various conditions, that payment from the capital reduction will be made on June 28, 2002.

The discussion in this Management's Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, which are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and are included elsewhere in this Financial Review. For a definition of certain financial terms used herein, see "Glossary of Financial Terms" at the end of this Financial Review. Except for percentages, share, per share data or exchange rate data and except as otherwise stated, all numbers in tables are in millions of Swiss francs (CHF).

Introduction

In certain sections of this Management's Discussion and Analysis, the reported results have been adjusted to exclude the restructuring and special charges. In addition, one time gains and non-recurring expenses have been highlighted and commented upon in order to facilitate comparability of ongoing business performance.

To facilitate a meaningful analysis and interpretation of the Company's results this Management's Discussion and Analysis of Financial Condition and Results of Operations focuses on discussion and analysis of the results of continuing operations, which excludes the results of the Performance Polymers operations, which have been reported as discontinued operations for the year 2000, until May 31, 2000, the date of the divestment (see Note 3 to the Consolidated Financial Statements).

Currency Trends

The average exchange rates for the major currencies used to translate the consolidated statement of income into Swiss francs were significantly different in 2001 as compared to 2000, except for the U.S. dollar (USD). The average rate for the British pound (GBP) the euro (EUR) and the Japanese yen (JPY) depreciated against the Swiss franc. With respect to the U.S. dollar, the average rate used for translating the statement of income was relatively stable at CHF 1.68 per USD in 2001, as compared to CHF 1.69 per USD in 2000.

The December 31, 2001 year-end currency exchange rates for the major currencies used in translating the Company's consolidated balance sheet into Swiss francs depreciated against the Swiss franc, as compared to December 31, 2000.

These currency trends resulted in currency effects on the Swiss franc statement of income and on the Swiss franc balance sheet items.

Effective January 1, 2001, the Company's subsidiaries in the twelve countries that adopted the euro, converted their transaction systems and their reporting currency to the euro.

For further discussion on the effect of different year-end exchange rates and information on the Company's currency risk management, see the sections "Treasury management", "Consolidated balance sheet", "Liquidity and capital resources" and "Supplemental Information – Euro conversion", of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Use of Certain Supplementary Financial Indicators

The following comparative discussion of the results of operations and financial condition of the Company includes, among other items, an analysis of a number of non-U.S. GAAP financial indicators that form part of the Company's value based management reporting system and that are used by management for purposes of analyzing the results of operations and financial condition of the Company. These financial indicators are derived from U.S. GAAP financial items. Such indicators include EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), EBITDA margin, free cash flow and velocity. For a definition of these terms and other financial terms, see "Glossary of Financial Terms" at the end of this Financial Review.

Management is of the opinion that these financial indicators are an important measure of comparative operating performance of the businesses of the Company and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability. However, these supplementary financial indicators should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

(in millions of Swiss francs, except share and per share data)

Overview

The year 2001 was characterized by a continuous weakening of the economic environment. The slowdown was first evident in the United States and the impact spread throughout the NAFTA region. European economies, particularly Germany and France, also began to slow down in mid-year, with the slowdown accelerating towards year-end. Performance in South America remained strong and was only mildly affected by the Argentine economic crisis. In the Asia-Pacific region, the Japanese market has not yet recovered from its lows of 1999, remaining sluggish throughout 2001. The China Region remained the global growth engine with real GDP growth remaining at approximately 7 percent. In most of the regions of the world, with the exception of China, the industrial sector growth was below total GDP growth. This was particularly accentuated in the United Kingdom. In the Unites States consumer demand remained relatively stable due to significant incentives and rebates in several market sectors, particularly in the automotive sector. This resulted in a net decrease of inventories at the Company's customers.

Operational review

The Company is positioned for future growth with an organization focused on the customer

During 2001, the Company successfully implemented a new organizational structure comprising five Segments ("Segments") focused on specific customer markets. The five reporting Segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Each segment is responsible for marketing, research and development, technology, production and sales. The mission of the Segments is to provide the best and most complete service to its customers' industries and strive for market leadership in their respective areas. To ensure that innovation efforts are successfully shared across Segments a corporate technology office under the leadership of a Chief Technology Officer was created. All Segments share support functions such as finance and accounting, human resources, communications, legal and supply chain services. As part of the reorganization, the Company initiated an integration of the original three supply chains into a single global supply chain. This initiative is ongoing.

Decisive and timely action protects profitability

Net sales at CHF 7 367 million decreased in local currencies by 3 percent and in Swiss francs decreased by 7 percent compared to the previous year. This decline was largely a consequence of the slowing global economy. The Company took timely and decisive action to protect profitability in this adverse business environment. Despite strong competitive pressures, the Company successfully maintained sales prices at relatively stable levels compared to the prior year. The Company's continued focus on global sourcing of raw materials and its position in the chemicals value chain kept raw material cost increases to a minimum. Rightsizing initiatives that commenced in 2000 and initiatives implemented with the reorganization into five customer-focused Segments in 2001 has resulted in headcount reductions in excess of 600. In response to the economic downturn, worldwide cost-saving programs were introduced. Additionally, in order to tightly control inventory levels and save costs temporary production plant shutdowns were implemented where feasible.

The 2001 productivity initiatives will continue to be implemented during 2002. Their objective is to continue to improve the Company's overall operational efficiencies. The most significant of these initiatives is streamlining the organization through the establishment of the single supply chain to be used by all Segments. The completion of these initiatives will result in further headcount reductions and a lower cost base.

While these proactive actions to protect profitability were generally successful, they were unable to fully compensate for unfavorable currency conditions. The weakening of most currencies against the Swiss franc, particularly the euro, the Japanese yen and the British pound, had a significant negative effect on the Company's results.

The Company's gross profit margin remained relatively stable at 32.3 percent compared to 32.5 percent of sales in the prior year. In absolute terms, gross profit decreased to CHF 2 379 million from CHF 2 569 million in the prior year. Most of this decline is attributable to unfavorable currency conditions. The positive impact of cost saving initiatives resulted in lower operating costs, however, these savings could not fully compensate for the lower gross profit, resulting in operating income of CHF 761 million compared to CHF 876 million in the prior year.

Income from continuing operations was CHF 380 million or CHF 5.72 per share compared to CHF 418 million or CHF 6.31 per share in the prior year. Net income was CHF 382 million or CHF 5.76 per share compared to CHF 452 million or CHF 6.81 per share in the prior year. The Company's EBITDA and EBITDA margin were CHF 1 230 million and 16.7 percent, respectively, in 2001 compared to CHF 1 348 million and 17.1 percent, respectively, in 2000.

Free cash flow of more than CHF 750 million enhances the Company's financial position

Throughout 2001, in view of the negative economic conditions, the Company placed a high priority worldwide on managing its cash flows, even though certain actions taken to improve cash flows had some short-term negative effects on earnings. For example, temporary production plant shutdowns generate cash through the reduction of inventory levels, but negatively affected earnings through increased idle capacity costs. As a result of these actions, cash provided by operating activities again exceeded CHF 1 billion. This positive cash flow was generated by significant reductions in inventories and accounts receivable. These reductions were due to a number of proactive initiatives, such as the temporary plant shutdowns and continued effective management of operational assets, especially inventories.

Capital expenditures have remained relatively stable at 2000 levels and continues to be focused on efficiency improvement projects, remaining below the level of annual depreciation. The combination of cash flows generated from operations and tight asset management resulted in free cash flow increasing to CHF 779 million in 2001 compared to CHF 638 million in 2000.

The continuing focus on operational efficiencies, cash flow and portfolio management has resulted in a reduction of the Company's net debt to CHF 2 351 million in 2001, an improvement of CHF 632 million from 2000 levels and from 1999 levels, an improvement of CHF 2 617 million. EBITDA interest cover has improved to 9.18 from 6.47 in 2000.

The Company continues to optimize its business portfolio through selective acquisitions and divestments to strengthen its focus on its core businesses and to improve profitability

As part of its focus on core businesses, in March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG, an international chemical company whose products and technical services are geared exclusively to the needs of the leather industry. The net proceeds received approximated the carrying value of the investment at the date of sale.

(in millions of Swiss francs, except share and per share data)

In order to optimize the Plastic Additives Segment's global manufacturing network, the Company acquired, in January 2001, a controlling interest in Musashino-Geigy Co. Ltd. ("Musashino-Geigy"), increasing its holdings from 50 percent to 60 percent. Musashino-Geigy has a facility in Isohara, Japan and produces antioxidants, UV absorbers and blends for plastics.

To expand Coating Effects service business and its high value added products offerings, in June 2001, the Company acquired Efka Additives B.V. ("Efka"). Efka manufactures, markets and distributes additives for the coatings and inks industries.

The Board of Directors of the Company proposes an unchanged dividend per share of CHF 2 and an extraordinary distribution in the form of a capital reduction of CHF 1 per share

The Board of Directors proposes a payment to the Company's shareholders in 2002 of an unchanged dividend of CHF 2 per share, based on 2001 results. Additionally, in consideration of the improved financial structures of the Company, an extraordinary payment to the shareholders' is proposed in the form of a capital reduction of CHF 1 per share. The Company is able to make this additional extraordinary cash distribution to its shareholders and still have sufficient capital available to pursue its strategic objectives. If approved, the capital reduction will take the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. Both the dividend and capital reduction are subject to shareholder approval at the Annual General Meeting on March 22, 2002. If approved, the Company expects that the dividend will be distributed on March 27, 2002, and expects, subject to various conditions, that payments from capital reduction will be made on June 28, 2002.

Financial review

Sales decline as a result of a weak economic environment

Sales in local currencies decreased by 3 percent. In Swiss francs sales decreased by 7 percent to CHF 7 367 million. Sales development in 2001 compared to 2000 resulted from the following factors:

Consolidated sales development	2001 compared to 2000
Volume/product mix	(2)%
Price	(1)%
Currency	(4)%
Total in Swiss francs	(7)%

The continued weakness of the economic environment, which began in the United States during the fourth quarter of 2000, continued to worsen in the NAFTA region through most of 2001. Starting in May 2001, the European economies, particularly Germany and France, also began to show signs of weakness, becoming more evident in the later part of 2001. Contributing to the Swiss franc sales decline was the strengthening of the Swiss franc compared to other currencies, particularly against the euro, British pound and the Japanese yen, resulting in a reduction in sales in Swiss franc terms by 4 percent when compared to 2000. Despite these difficult economic conditions, sales price erosion and volume reduction were not significant; underlying the overall quality of the Company's product portfolio and customer partnerships.

Sales in local currencies in most of the major markets in **Europe**, except Germany, were stable. This reflects the overall impact of the modest sales growth that was achieved during the first half of the year, offset by the effects of the slowdown during the second half of the year. In Swiss francs, sales declined. In the **Americas**, sales decreased in North and Central America, in both Swiss francs and in local currencies. The sales in South America increased by double digits in local currency, but declined in Swiss francs. In **Asia-Pacific**, for most major markets except in Japan and the China Region, sales increased in local currencies, however, declined in Swiss francs terms. In Japan, sales decreased in both Swiss francs and in local currency. In the China Region, sales increased in both Swiss francs and in local currencies.

Geographic sales distribution	2001	2000
Europe	37%	37%
Americas(1)	36%	37%
Asia-Pacific(2)	27%	26%

(1) The Americas are comprised of North, Central and South America.
(2) Asia-Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Profit margins remained relatively stable and benefited from the Company's cost reduction programs

Gross profit margin remained relatively stable at 32.3 percent of sales compared to 32.5 percent in the prior year. The stable gross profit margin was achieved through maintaining raw material prices at stable levels with the prior year's levels, tight control on other production costs, combined with the relatively stable selling prices. The ability to maintain relatively stable raw material prices was achieved as a result of the continuation of the Company's policy to optimize procurement of raw materials by purchasing supplies globally through its worldwide organization and partnerships and its position in the chemicals value chain. While proactive inventory reduction initiatives led to increased idle capacity charges, these additional costs were offset by production cost reductions. Costs were reduced as a consequence of the rightsizing initiatives that were announced in 2000, which involved permanent plant shutdowns in the United States, ongoing efficiency initiatives, such as debottlenecking and productivity improvements, and selective temporary plant shutdowns worldwide.

Selling, general and administrative expenses decrease

Selling, general and administrative expenses expressed as a percentage of sales decreased to 17.1 percent from 17.9 percent in the prior year. In absolute terms, selling, general and administrative expenses decreased by CHF 159 million to CHF 1 258 million, compared to CHF 1 417 million in the prior year, a decrease of 11 percent in Swiss francs and 8 percent in local currencies. This improvement has been achieved as a result of the Company's continuous efforts to streamline its operational structures. Cost savings and headcount reductions have been achieved as a consequence of the rightsizing initiatives that were announced in 2000, and of the reduction in personnel under the Company's "Fit For Growth!" reorganization program, which was announced in early 2001. Also, in response to the deteriorating market conditions, the Company has implemented other targeted cost control programs that are mostly focused on reducing discretionary spending and delaying expenditures where possible. The Company had lower variable compensation expenses in 2001 compared to 2000, as compensation levels are partly linked to achieving performance targets, which were only partly met in 2001. Additionally, the Company had non-recurring income related to providing third party services to Vantico, the company established by the purchaser of the Company's Performance Polymers business. These service contracts have expired and will not be renewed. In 2002, selling general and administrative expenses will be adversely affected by the reduction in non-recurring income and the necessity to incur expenditures that were delayed in 2001. Offsetting these negative effects will be the positive impacts from the completion of a number of previously announced operational improvement programs.

(in millions of Swiss francs, except share and per share data)

Continuing commitment to research and development

Research and development expenses as a percentage of sales remained stable at 3.8 percent in 2001 compared to 3.7 percent in the prior year. In absolute terms, research and development expenses decreased by CHF 17 million to CHF 276 million in 2001 compared to CHF 293 million in 2000, a decrease of 6 percent in Swiss francs or 5 percent in local currencies.

The Company has historically invested and plans to continue to invest approximately 3 to 4 percent of sales in research and development activities. The Company's research and development program focuses on generating new business and defending leading market positions by continuous innovation. As part of the reorganization, announced in February 2001, certain research and development activities mostly focused on innovative new ideas and opportunities were transferred to a central group managed directly by the Chief Technology Officer. The Company's research and development strategy is to enter both new and existing markets with innovative formulations and solutions that will satisfy customer needs.

Some examples of entering new markets with new formulations are "soft pigment" formulations for both textile printing and textile dyeing. These formulations have superior characteristics as they can be used for printing and bath dyeing, they maintain the soft handle of the textile in the finished product and they are environmentally friendly. A further example are new UV absorber systems that are added to laundry detergents, which when applied regularly increase the sun-protection of a fabric up to a factor of 30.

Innovative product range extensions and customer focused solutions within existing markets include a new compound for optical information storage on recordable Compact Discs (CDs) and Digital Versatile Discs (DVDs) with improved data storage quality, warp free pigments for use in plastics, and new colors for color filters, used in color flat-screen displays (LCD-TFT). The Segment Water & Paper Treatment introduced a series of environmentally friendly flouro-chemicals for the paper market, which prevents, for example, food-packaging papers from being stained by fatty content.

Also, the Company continues to develop new and improved manufacturing processes, which are cost competitive and meet all environment, health and safety requirements.

Amortization of goodwill and other intangibles remains constant

Amortization of goodwill and other intangibles remained relatively constant at CHF 92 million, a decrease of CHF 2 million from 2000.

Effective January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company will no longer amortize any goodwill to earnings, but instead will be required to review its recoverability through annual impairment testing. Other identifiable intangibles will continue to be amortized to earnings over their estimated useful lives. As a result of goodwill not being amortized, the Company's operating income in 2002 will be improved by approximately CHF 61 million, the annual goodwill amortization expense in 2001. For further information see "Supplemental Information – Change in accounting policy and new accounting standards" section below of this Management's Discussion and Analysis and Note 1 to Consolidated Financial Statements.

Income from earnings of equity affiliates decreases due to Hexcel sale

Income from earnings of equity affiliates (investments in unconsolidated companies with greater than 20 percent and less than or equal to 50 percent ownership), before income taxes, decreased to CHF 8 million in 2001 from CHF 113 million in 2000. The related income taxes on earnings of equity affiliates are recorded separately in the Company's provision for income taxes.

The reduction in income from earnings of equity affiliates is primarily due to the sale, in December 2000, of the majority of the Company's investment in Hexcel Corporation ("Hexcel") and to the sale in March 2001, of the Company's 50 percent interest in TFL Ledertechnik GmbH & Co. KG ("TFL").

The net proceeds received from the sale of the TFL interest approximated the carrying value of the investment at the date of sale. In 2000, the Company realized a gain of CHF 71 million from the sale of 81 percent of its investment in Hexcel, which is included in the restructuring and special charges reported in the Consolidated Statements of Income. For further discussion related to this sale refer to the section "Restructuring and special charges, net" of this Management's Discussion and Analysis.

Operating income and EBITDA adversely affected by lower sales levels and unfavorable currency developments

	2001	2000
Operating income (EBIT)	761	876
EBITDA, before restructuring and special charges	1 230	1 348
EBIT margin	10.3%	11.1%
EBITDA margin, before restructuring and special charges	16.7%	17.1%
2001 compared to 2000		
Operating income (EBIT)	(13)%	
EBITDA	(9)%	

Operating income and EBITDA were adversely affected by lower sales levels, unfavorable currency developments, and by increased idle capacity costs that resulted from the proactive actions undertaken by the Company to lower its investment in inventories in view of the weak economic environment. The strengthening of the Swiss franc against most currencies negatively impacted operating income by approximately CHF 100 million. These adverse effects were offset by tight cost controls, reduced performance based compensation payments and non-recurring service income. The net result is a reduction in the EBITDA margin from 17.1 percent to 16.7 percent.

Restructuring and special charges, net

The Company evaluates the performance of its Segments operating incomes before restructuring and special charges. Accordingly, restructuring and special charges are not included in the Segments' operating results.

In 2001, the Company implemented a program ("Fit For Growth!") that aligned the Company's operational activities with its customers' industries. This new structure was designed to bring the Company's businesses closer to its customers and allow for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five new business Segments, a Chief Technology Officer at the Executive Committee level and a new, cross Segment Research and Technology Board, which was formed to leverage the Company's existing technological core competencies and to identify new technology platforms for future growth. The "Fit for Growth!" program also was designed to speed up decision-making by eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and grow the business.

(in millions of Swiss francs, except share and per share data)

During 2001, under the "Fit For Growth!" program, the Company has eliminated 262 full-time equivalents ("FTEs") under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.

In 2000, the Company incurred net restructuring and special charges of CHF 2 million. This charge includes a CHF 71 million gain on the sale of 14 525 000 shares of the Company's investment in Hexcel Corporation, at USD 11.00 per share, which represented approximately 81 percent of the Company's holdings (see Notes 3 and 8 to the Consolidated Financial Statements). Also included is a charge of CHF 21 million which relates to an impairment loss on certain equity investments. The restructuring projects, totaling CHF 52 million, comprised primarily the restructuring of certain operations of the Water & Paper Treatment Segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs incurred in 2000 relate to the elimination of approximately 238 FTEs in the United States and southern Europe, principally in the administration, sales and marketing functions and, in addition, the production function in the United States. As of December 31, 2001, 58 FTEs are still to be terminated. The remaining terminations relating to these restructuring programs are expected to be substantially completed during 2002.

The costs and activity associated with the 2000 restructuring programs during 2001 are summarized below:

	Severance costs	Other costs	Total
January 1, 2001	30	22	52
Amounts utilized(1)	(25)	(15)	(40)
December 31, 2001	5	7	12

(1) Includes currency adjustments and a release of excess reserves of CHF 8 million.

Management believes that the remaining restructuring provision is adequate to complete all of its programs.

Plastic Additives results

Sales decreased to CHF 1 834 million in 2001 or by 6 percent in Swiss francs and by 3 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

Sales development	2001 compared to 2000
Volume/product mix	(1)%
Price	(2)%
Currency	(3)%
Total in Swiss francs	(6)%

Sales growth in lubricant additives compensated for slower sales in base polymers and polymer products resulting in overall stable volumes. Maintaining stable volumes in challenging market conditions was achieved through continuing innovation and close customer partnerships. Continuing competitive pressure and a slower economic environment in major customer industries, particularly in the automotive industry, caused the sales price declines. Unfavorable currency developments between years adversely affected sales performance.

Geographically, despite a slowing trend towards year-end, sales in **Europe** in local currency exceeded prior year. Sales in the **Americas** were lower, although sales declines stabilized in the United States in the second half. In **Asia-Pacific**, sales were stable in local currency.

Operating income (EBIT)	2001	2000
Absolute in CHF	271	314
As a percentage of sales (EBIT margin)	14.8%	16.0%
EBITDA		
Absolute in CHF	388	423
As a percentage of sales (EBITDA margin)	21.1%	21.6%

Operating income and EBITDA, in absolute terms, were adversely affected by lower sales. EBITDA margin declined marginally from the prior year. Continued high volumes, stable raw material prices and tight cost controls in production resulted in stable gross profit margin levels. Unfavorable currency developments had an adverse effect on results as proportionately more costs than sales are incurred in Swiss francs. Selling, general and administrative costs, on a comparable basis, were held at similar levels to prior years. Investment in future growth through research and development continues at the level of approximately 4 percent of sales.

Asset management	2001	2000
Net current operating assets:		
Absolute in CHF	420	415
As a percentage of sales	23%	21%
Capital expenditure in CHF	80	67
Net assets (invested capital) in CHF	1 403	1 458
Velocity	1.28	1.37

In 2001 the Segment maintained its good asset management record. Effective inventory management resulted in an improvement in both absolute and intensity terms. Receivables reduced in absolute terms. These reductions were, however, offset by reduced payables. Capital expenditures were invested mostly in efficiency improvement projects in the Segment's major production facilities. The combination of currency effects, lower investment than annual depreciation in fixed assets, and tight current asset management leads to a reduction in net assets. These reductions could not offset the decline in net sales, resulting in a decline in velocity to 1.28 from 1.37 in the prior year.

(in millions of Swiss francs, except share and per share data)

Coating Effects results

Sales decreased to CHF 1 944 million in 2001 or by 8 percent in Swiss francs and by 4 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

Sales development	2001 compared to 2000
Volume/product mix	(2)%
Price	(2)%
Currency	(4)%
Total in Swiss francs	(8)%

The weak economic environment, particularly in the United States and in the automotive paint industry, negatively affected sales. Despite this generally negative economic environment, sales into the imaging and inks industry remained stable. The strong growth in sales into the electronics materials industry due to innovative products could not fully compensate for the challenging competitive conditions encountered in the automotive coatings and plastic fiber industries. Unfavorable currency developments between years also adversely affected sales performance.

Geographically, despite a slowing trend towards year-end, sales in **Europe** in local currency were only marginally below prior year. Sales in the **Americas**, especially in the United States, were lower. In the second half, however, sales levels stabilized, albeit at a lower level. In **Asia-Pacific** sales grew in local currency and were stable in Swiss francs.

Operating income (EBIT)	2001	2000
Absolute in CHF	304	366
As a percentage of sales (EBIT margin)	15.6%	17.3%
EBITDA		
Absolute in CHF	411	475
As a percentage of sales (EBITDA margin)	21.1%	22.4%

Operating income and EBITDA, in absolute terms, were adversely affected by lower sales and unfavorable currency developments. Proactive actions to reduce inventory levels and increase cash, including the temporary shutdown of certain production plants, negatively affected the gross profit margin. Selling, general and administrative costs were reduced as a consequence of the new Segment structure and targeted cost reduction initiatives implemented in the second half of the year. Investment in future growth through research and development continues at the high level of approximately 5 percent of sales. In addition, during 2001 Efka Additives B.V., a manufacturer of additives for the coatings and inks industries was acquired. The business will expand the service element and the Segments high value added products offering.

Asset management	2001	2000
Net current operating assets:		
Absolute in CHF	658	740
As a percentage of sales	34%	35%
Capital expenditure in CHF	66	65
Net assets (invested capital) in CHF	1 852	1 904
Velocity	1.03	1.10

In 2001, the Segment continued its focus on asset management. Net current operating assets reduce both in absolute and intensity terms. The main reason for this improvement is more effective inventory management. Capital expenditure was invested mainly in efficiency improvement projects. The combination of currency effects, lower investment than annual depreciation in fixed assets, and effective current asset management leads to a reduction in net assets. These reductions could not offset the decline in net sales, resulting in a decline in velocity to 1.03 from 1.10 in the prior year.

Water & Paper Treatment results

Sales decreased to CHF 1 486 million in 2001 or by 5 percent in Swiss francs and by 1 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

Sales development	2001 compared to 2000
Volume/product mix	(1)%
Price	0%
Currency	(4)%
Total in Swiss francs	(5)%

Despite the difficult economic environment, sales in paper chemical products increased in local currencies. This positive result was supported by growth in the barrier effects and imaging markets. Sales in water treatments products declined in local currencies partly due to aggressive pricing from competitors. Sales into the extractive industries were adversely impacted by the energy crisis in the United States that led to a reduction in aluminum and steel production. Unfavorable currency developments adversely affected sales performance.

Geographically, in **Europe**, sales decreased both in Swiss francs and in local currencies. Performance of the individual countries, however, was mixed. In the **Americas**, sales remained relatively stable in Swiss francs and increased in local currencies. South America showed a strong sales performance both in Swiss francs and in local currencies. In **Asia-Pacific**, sales decreased in the major Asian markets, in both Swiss francs and in local currencies.

Operating income (EBIT)	2001	2000
Absolute in CHF	82	111
As a percentage of sales (EBIT margin)	5.5%	7.1%
EBITDA		
Absolute in CHF	157	187
As a percentage of sales (EBITDA margin)	10.6%	12.0%

Operating income and EBITDA decreased both in absolute and intensity terms. This decline is partly due to raw material price increases and to under utilization of production capacities. Significant actions have been taken and continue to be taken to both improve operational efficiency and to either improve utilization of production facilities or eliminate the idle capacities. As part of this process, during 2001, the Segment reorganized its business in the United States, including the closure of a production facility. While these actions started to have a noticeable positive impact on gross profit margins during the fourth quarter of 2001, overall margins for the entire year declined slightly. Selling, general and administrative cost increased in local currencies, partly due to one-time rightsizing costs. These ongoing rightsizing initiatives have resulted in a significant reduction in headcount and a lower cost base for the Segment. In Swiss francs, however, selling, general and administrative cost decreased marginally. Research and Development cost remained stable at approximately 2 percent of sales.

Asset management	2001	2000
Net current operating assets:		
Absolute in CHF	357	398
As a percentage of sales	24%	26%
Capital expenditure in CHF	52	52
Net assets (invested capital) in CHF	1 092	1 149
Velocity	1.33	1.35

(in millions of Swiss francs, except share and per share data)

During 2001, the Segment initiated actions to reduce the current asset level resulting in a reduction of net current operating assets, both in absolute and intensity terms. Inventories and receivables decreased significantly due to tighter asset management. These reductions were partly offset by reduced payables. Capital expenditures remained stable in absolute terms. The effect of lower investment than annual depreciation in fixed assets, currency effects and reduced net current operating assets resulted in a reduction in net assets. As a result of these actions, velocity remained relatively stable at 1.33 compared to 1.35 in the prior year.

Textile Effects results
Sales decreased to CHF 1 673 million in 2001 or by 9 percent in Swiss francs and by 6 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

Sales development	2001 compared to 2000
Volume/product mix	(5)%
Price	(1)%
Currency	(3)%
Total in Swiss francs	(9)%

The general economic slow down that accelerated in the second quarter of 2001 adversely affected the sales performance. The industries participating in the wool sector recorded a particularly low level of activity for the year. On the positive side, effect chemicals matched last year's performance in local currencies, owing to continued customer demands for functional effects. Despite the challenging business environment, innovative products and close customer partnerships, in areas such as reactive dyeing and effect chemicals, resulted in positive sales developments. The relatively stable price effect was achieved through the Segment's continued focus on profitable sales growth. Unfavorable currency conditions in 2001 adversely impacted the sales development of the Segment.

Geographically, **Europe** posted lower sales in both Swiss francs and in local currencies. Performance of the individual countries, however, was mixed. The **Americas** were particularly weak, both in Swiss francs and in local currencies. All major markets in the region were affected by the downward trend in sales. In **Asia-Pacific**, sales were stable in local currencies, but declined in Swiss francs.

Operating income (EBIT)	2001	2000
Absolute in CHF	183	204
As a percentage of sales (EBIT margin)	10.9%	11.1%
EBITDA		
Absolute in CHF	248	275
As a percentage of sales (EBITDA margin)	14.8%	14.9%

Operating income and EBITDA, in absolute terms, reflect the adverse effects of the decline in sales. EBITDA margin remained stable. Ongoing productivity improvement initiatives, together with the continuing effect of reduced raw material prices, resulted in improved gross profit margin levels. Currency adversely affected the results, as proportionately more costs than sales are incurred in Swiss francs. Selling, general and administrative costs decreased in Swiss francs and decreased even more significantly in local currencies, due principally to reductions in headcount. Research and Development cost remained stable at approximately 2 percent of sales.

Asset management	2001	2000
Net current operating assets:		
Absolute in CHF	641	739
As a percentage of sales	38%	40%
Capital expenditure in CHF	32	37
Net assets (invested capital) in CHF	1 270	1 385
Velocity	1.26	1.34

During 2001, the Segment reduced its net current operating assets, both in absolute and intensity terms. The benefits of the initiatives to reduce inventories and receivables that began in mid-year 2001 led to this decrease. Payables remained stable in absolute terms. In 2001 capital expenditures decreased both in absolute and intensity terms. The effects of the tight current asset management, lower investment than annual depreciation in fixed assets, together with currency effects, resulted in a reduction in net assets. These reductions could not offset the decline in net sales, resulting in a decline in velocity to 1.26 from 1.34 in the prior year.

Home & Personal Care results
Sales increased to CHF 430 million in 2001 or by 1 percent in Swiss francs and by 6 percent in local currencies. Sales development in 2001 compared to 2000 resulted from the following factors:

Sales development	2001 compared to 2000
Volume/product mix	6%
Price	0%
Currency	(5)%
Total in Swiss francs	1%

Sales growth in home and fabric care was mainly driven by an upturn in sales in the detergent market, while personal care recorded strong sales of UV absorbers, particularly in European markets, and of products for use in hair dyes. These growth areas more than compensated for the declines in the hygiene effects market, which was most notably seen in the United States, resulting in an overall positive volume development. Selling prices remained stable compared to the previous year while unfavorable currency developments adversely affected sales performance.

Geographically, sales in **Europe** increased in both Swiss francs and in local currencies. Performance among individual countries was, however, mixed. In the **Americas**, sales increased in local currencies but were flat in Swiss francs. This performance resulted from an increase in sales in South America, both in Swiss francs and local currencies, while sales in North America decreased. In **Asia-Pacific**, sales increased in both Swiss francs and to an even more significant extent in local currencies.

Operating income (EBIT)	2001	2000
Absolute in CHF	67	58
As a percentage of sales (EBIT margin)	15.7%	13.7%
EBITDA		
Absolute in CHF	95	80
As a percentage of sales (EBITDA margin)	22.2%	18.8%

Operating income and EBITDA increased both in absolute and intensity terms. Stable volumes and a continuing focus on cost controls led to constant gross profit margin levels. Tight cost controls in discretionary spending and operational improvements resulted in a decrease in selling, general and administrative cost, both in Swiss francs and in local currencies. Investment in research and development increased to approximately 6 percent of sales reflecting the commitment to future growth.

(in millions of Swiss francs, except share and per share data)

Asset management	2001	2000
Net current operating assets:		
Absolute in CHF	98	95
As a percentage of sales	23%	22%
Capital expenditure in CHF	25	23
Net assets (invested capital) in CHF	286	271
Velocity	1.54	1.61

The Segment maintained its good asset management record during 2001. The increase in sales led to higher inventories both in absolute and intensity terms while receivables remained relatively stable. The increase in inventories was partly offset by increased payables. Capital expenditures increased both in absolute and intensity terms. The combination of currency effects and the increase in net current operating assets, partly compensated by the effect of lower investment than annual depreciation in fixed assets, led to an increase in net assets. The increase in net assets led to a decline in velocity to 1.54 from 1.61 in the prior year.

Treasury management

The international financial markets in 2001 continued to be volatile. The major trends in the markets, which were the focus of the Company's treasury management, included the weakening of certain currencies against the U.S. dollar, the weakening of the U.S. dollar against the Swiss franc, the weakening of the euro against the Swiss franc, as well as against other European currencies, the weakening of the Japanese yen against the Swiss franc and movements in interest rates.

In 2001, the Swiss franc strengthened against most of the major currencies. During 2001, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.81 to a low of approximately CHF 1.59. At the end of 2001, the Swiss franc was at a level of CHF 1.63 against the U.S. dollar versus CHF 1.67 at the end of 2000.

As a consequence of the economic slowdown in the United States and the flat growth development in Europe, global interest rates fell below 2000 levels. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to further reduce the average cost of its total borrowings in 2001 to 4.8 percent, which is below 2000 levels. The Company's net interest costs decreased by CHF 75 million to CHF 134 million in 2001 compared to CHF 209 million in 2000. This decrease resulted from a reduction in interest rates globally and effective treasury management.

The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions to protect the cash flows of its operating companies against unfavorable foreign currency movements. In 2001, other financial income (expense) including foreign currency exchange gains and losses and net hedging expenses, increased by CHF 45 million, to a net expense of CHF 59 million in 2001 as compared to a net expense of CHF 14 million in 2000. This increase is a consequence of currency exchange losses caused by the devaluation of (i) the Brazilian real against the U.S. dollar of CHF 15 million, (ii) the Turkish lira against the U.S. dollar of CHF 6 million, (iii) the South African rand against the Swiss franc of CHF 5 million, (iv) the Mexican peso against the U.S. dollar of CHF 2 million and (v) the Argentine peso against the U.S. dollar of CHF 2 million. Also included are increases in miscellaneous bank fees of CHF 5 million and premiums paid on currency options of CHF 10 million that were incurred to hedge the Company's exposure in various currencies.

The Company continued its debt repayment program, which commenced in 1999, utilizing free cash flow to further reduce its short-term debt. Cash flow utilized for this purpose amounted to CHF 48 million in 2001 and CHF 844 million in 2000. When economically feasible, the Company also selectively retires portions of its long-term debt. Free cash flow utilized for this purpose amounted to CHF 110 million in 2001 versus CHF 499 million in 2000. The Company's remaining cash reserves will be utilized in future periods to maintain short-term debt at stable levels and for the repayment of long-term debt when it is economically advantageous to the Company.

Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", which replaces existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. These statements expand the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Upon adoption of these statements, the Company recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income. For further information, see Note 1 to the Consolidated Financial Statements and "Supplemental Information – Change in accounting policy and new accounting standards" of this Management's Discussion and Analysis.

Effective tax rate

The Company reported an effective tax rate of 32 percent in 2001 versus 35 percent in 2000. In 2001, the effective tax rate was impacted by several non-recurring events. The tax rate was negatively impacted by the effect of a tax payment in Italy (the "Imposta Sostitutiva") that permitted the future tax deductibility of Prochimica s.r.l.'s goodwill amortization and a tax adjustment. Both of these negative effects were substantially offset by the benefit received from the effect of certain taxable expenses in one of the Company's subsidiaries that were recognized for income tax purposes but were not recognizable for financial reporting purposes.

In 2000, the effective tax rate was impacted by several non-recurring events. The tax rate was positively impacted by the realization of tax loss carryforwards for which the Company had previously recorded a valuation allowance, as at the time of their origination, realization was uncertain. Offsetting this positive effect on the effective tax rate were three events that generated additional income tax expense in 2000. First, statutory tax rates were further reduced in Germany from 50 percent to 38 percent. This tax rate reduction required the Company to re-value its net deferred tax asset of its German subsidiaries. This revaluation reduced the net deferred tax asset, resulting in additional tax expense in 2000. Second, additional tax expense was recorded for financial reporting purposes from certain taxable income in one of the Company's subsidiaries that was not recognized for financial reporting purposes. Third, the Company experienced a change in the profitability mix of its subsidiaries to countries with higher fiscal tax rates. Excluding the impact of the non-recurring events discussed above, for comparability with the 2001 effective tax rate, the effective tax rate in 2000 would have been 34 percent.

(in millions of Swiss francs, except share and per share data)

Net income and earnings per share

Net income	2001	2000
Income from continuing operations	380	418
Discontinued operations[1]	–	34
Cumulative effects of change in accounting principles	2	–
Net income	382	452

[1] In 2000, discontinued operations reported is the gain on sale of discontinued operations, net of tax.

Earnings per share, basic and diluted	2001	2000
Continuing operations	5.72	6.31
Discontinued operations	–	0.50
Cumulative effects of change in accounting principles	0.04	–
Net income	5.76	6.81

Earnings per share amounts were computed by dividing income from continuing operations, discontinued operations, cumulative effects of change in accounting principles and net income, respectively, by the weighted average number of shares outstanding.

Consolidated balance sheets

Strong focus on asset management continues to reduce investment in assets and net debt

Select balance sheet data as of December 31,	2001	2000
Cash and cash equivalents and short-term investments	1 643	1 247
Total assets	11 718	12 105
Total shareholders' equity	3 908	3 754

The continued emphasis on the management of operational assets led to a reduction in total assets, excluding cash and cash equivalents and short-term investments, of CHF 783 million. This reduction was achieved through continued proactive asset management in the areas of inventories and accounts receivable and through focusing the Company's capital expenditures on efficiency and safety improvement related items. Proposed investments in additional production capacity are carefully evaluated to ensure that sufficient market demand exists to justify the investment. The Company continues its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

In addition to operational effects, the change in year-end exchange rates, between December 31, 2001 and 2000, used for translating the balance sheet into Swiss francs, had a significant effect. Most major currencies including the U.S. dollar, the British pound, the euro and the Japanese yen depreciated against the Swiss franc.

The continued focus on cash and asset management resulted in significantly lower net debt in 2001. The table below shows the movement in net debt from December 31, 2000 to December 31, 2001.

Net debt roll from 2000 to 2001	Total debt	Cash & cash equiva-lents	Short term invest-ments	Total Net Debt
December 31, 2000	4 230	1 179	68	2 983
Cash flows increase (decrease), net	(152)	445	(27)	(570)
Currency effects and other	(84)	(22)	0	(62)
December 31, 2001	3 994	1 602	41	2 351

The continued generation of cash flows from operations in excess of 1 billion Swiss francs allowed the Company to reduce net debt levels in Swiss franc terms by CHF 632 million in 2001. Net debt amounted to CHF 2 351 million in 2001 compared to CHF 2 983 million in 2000.

Short-term debt was reduced from CHF 371 million in 2000 to CHF 316 million in 2001. Long-term debt was reduced from CHF 3 859 million in 2000 to CHF 3 678 million in 2001. This reduction in total debt was achieved through the Company's continued debt repayment program, which began in 1999. When economically feasible, the Company selectively retires portions of its long-term debt. In 2001, there were no material gains or losses being realized from debt retirements.

Decrease in sales combined with stable invested capital level leads to a lower velocity

December 31,	2001	2000
Net assets (Invested capital), end of year	9 814	9 804
Velocity	0.75	0.80

Velocity is a measurement designed to measure the effectiveness of the Company's asset utilization. The combination of invested capital remaining relatively stable and decreasing sales led to a decline in velocity in 2001 to 0.75 from 0.80 in 2000.

Liquidity and capital resources

Liquidity – Free cash flow improves to CHF 779 million from CHF 638 million

Cash flows from operating activities	2001	2000
Net cash from continuing operations, before restructuring payments	1 100	1 065
Cash used for restructuring payments	(46)	(35)
Net cash provided by discontinued operations	0	1
Net cash provided by operating activities	1 054	1 031

The Company's continued focus on cash flow and asset management generated operating cash flows from continuing operations of CHF 1 100 million in 2001 compared to CHF 1 065 million in 2000, before restructuring payments. Successful operating assets management programs resulted in reduced funding requirements for working capital.

Cash flows from investing activities	2001	2000
Capital expenditures	(259)	(249)
Sale (acquisition) of businesses, net of cash	(144)	1 566
Proceeds from sale of assets and changes in loans and other long-term assets	69	(42)
Cash flows used in investing activities, discontinued operations	0	(4)
Net cash (used in) provided by investing activities	(334)	1 271

In 2001, the net cash used in acquisition and divestment activities amounted to CHF 144 million. The most significant costs incurred related to cash payments for separation and transaction taxes attributable to the divestment of the Performance Polymers business. Cash payments made in 2001 for these purposes was approximately CHF 145 million. This differs from the Company's prior year estimate of CHF 270 million, as a result of a delay in certain transaction taxes and separation cost payments beyond the Company's control. The Company's current estimate is that majority of the remaining costs will be paid during 2002. The net cash effects of the Company's other

(in millions of Swiss francs, except share and per share data)

2001 business portfolio management activities substantially offset each other. In 2000, the net proceeds received from acquisition and divestment activities were CHF 1 566 million. Included in this amount were the net proceeds from the sale of the Performance Polymers business and the net proceeds from the sale of the majority of the Company's interest in its equity affiliate, Hexcel. These net proceeds from divestment activities were offset by several strategic acquisitions of businesses and technology, including the purchase of Prochimica s.r.l., Coating Effects key photoinitiators supplier, at a cost of CHF 85 million and the purchase of certain paper chemical product lines and technologies from Cytec Industries for CHF 40 million to expand Water & Paper Treatment's product offerings to the paper industry, one of its strategic industry segments.

Cash flows from financing activities	**2001**	2000
Decrease in short-term and long-term debt	**(152)**	(1 339)
Dividends paid	**(132)**	(133)
Treasury stock transactions and other	**9**	(36)
Net cash flows used in financing activities	**(275)**	(1 508)

Free cash flow amounted to CHF 779 million in 2001 compared to CHF 638 million in 2000. This increase is primarily a result of the continued strong focus on cash flow and the positive effects being realized from the completion of the prior years restructuring programs. Free cash flow was used, for debt repayment, where it was economically advantageous to the Company, for restructuring programs and for small strategic acquisitions.

For information on the 2001 proposed distributions to the Company's shareholders to be made in 2002, see the Operational Review section above of this Management's Discussion and Analysis.

Capital resources

The Company's policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company's treasury group based on the Company's aggregate exposure.

Under the Company's written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. In accordance with its hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts The Company's risk management policies do not permit the utilization of financial instruments for speculative or trading purposes. For further information see Note 8 to the Consolidated Financial Statements.

In recent years, the Company's sources of liquidity have primarily been provided by operations and funds from capital markets. The management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future. The Company's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Company which cannot be predicted or controlled, management currently intends to maintain the Company's capital expenditure levels generally in the range of the past three years. The Company is not currently subject to any commitment for capital expenditures which individually is material to the Company.

For further information on capital resources available to the Company, see Notes 11 and 12 to the Consolidated Financial Statements and to "Supplemental information – Capital Resources" section of this Management's Discussion and Analysis.

Outlook for 2002 and beyond

Macroeconomic conditions during the first quarter of 2002, and probably the second quarter as well, are expected to be recessionary, which would lead to weaker sales and margins in these quarters as compared to the stronger, corresponding quarters of 2001. For the full year of 2002, however, the Company expects both sales and earnings to be above the levels of 2001, assuming an economic recovery later in the year in the United States and, afterwards, in Europe.

The early measures taken in 2001 to improve productivity will result in a structurally lower cost base and thus provide a sound basis for improvements in profitability once the general economic conditions improve. Lower interest expenses are expected, due to the reduced net debt position of the Company. Overall, the Company is striving to achieve a free cash flow for 2002 in excess of CHF 500 million.

These forecasts are based on the assumption of an improving global economic environment in the second half of 2002 and reasonably stable exchange rates vis-à-vis the Swiss franc.

Discontinued operations - Performance Polymers business sold

Divestment underscores specialty chemical focus

On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity ("MGPE"), the then private equity arm of Deutsche Bank AG. The total gross proceeds from the sale of the Performance Polymers business to MGPE and Asian joint venture partners were CHF 1.6 billion, which included net debt assumed of approximately CHF 160 million. The assumed net debt consisted of approximately CHF 71 million of third party debt and approximately CHF 121 million of debt to Ciba Specialty Chemicals, offset by approximately CHF 32 million of cash.

In connection with the sale of the Performance Polymers business to MGPE, the Company agreed to provide certain administrative support services and infrastructure related services, such as utility services and railroad access, at shared production facilities to Vantico, the company established by MGPE that operates the Performance Polymers business it acquired. These service contracts have expired and will not be renewed.

The Performance Polymers division produced epoxy resins and other high performance thermosets that provide durability, extraordinary strength and resistance to heat and corrosion. The Performance Polymers division supplied its products to the coatings, aircraft, electrical and electronic industries, among others.

This divestiture underscores the Company's strategy of focusing its portfolio on specialty chemicals rather than specialty materials. The Performance Polymers business that was sold is substantially all of the previously reported Performance Polymers division.

The Performance Polymers business is reported as a discontinued operation. This requires the Company to report separately, in the 2000 Consolidated Statements of Income, the Performance Polymers business' results of operations. The Performance Polymers business

(in millions of Swiss francs, except share and per share data)

achieved sales of CHF 774 million for the five-month period ended May 31, 2000. The Company recorded, in the Consolidated Statement of Income, a gain on sale of discontinued operations, net of tax of CHF 34 million in 2000. The 2000 gain on sale of discontinued operations, net of tax, of CHF 34 million, consists of the Performance Polymers business operating results through May 31, 2000 of CHF 37 million offset by the loss from the sale of the net assets of the business of CHF 3 million, which includes the expenses for transaction taxes and the costs of selling the business. See Note 3 to the Consolidated Financial Statements for further information.

Supplemental Information

Inflation

The movements in the annual rates of inflation in Switzerland and the other major markets in which the Company operates have not been significant in the last three fiscal years.

Capital resources

The Company maintains multicurrency loan facilities, commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements. The total amounts outstanding under all the Company's short-term debt facilities was CHF 316 million as of December 31, 2001 (2000: CHF 371 million).

The Company's most significant multicurrency revolving loan agreement provides for borrowings in multiple currencies up to CHF 400 million at an interest rate of LIBOR plus 21.5 basis points. This facility expires on July 11, 2002. As of December 31, 2001 and 2000, there were no borrowings outstanding under this facility.

The Company's other multicurrency facility, which provided for borrowings of CHF 300 million at LIBOR plus 20.0 basis points, expired on June 30, 2000 and was not renewed by the Company. There were no borrowings outstanding under this facility during 2000.

The Company's principle commercial paper programs are in the United States and provide for short-term borrowings up to USD 1 billion. At December 31, 2001 no amounts were outstanding and at December 31, 2000, CHF 1 million (USD 0.6 million) were outstanding under these programs.

As of December 31, 2001, the Company had available unused credit lines under its other bank overdraft and credit facilities of a total of approximately CHF 1 040 million (2000: CHF 1 229 million).

The Company's long-term debt consists primarily of Euro Medium-Term Notes, convertible bonds, and straight bonds. The total amounts outstanding under all of the Company's long-term debt facilities was CHF 3 678 million as of December 31, 2001 (2000: CHF 3 859 million). The Company maintains a Euro Medium-Term Note program under which the Company may issue up to USD 2.0 billion (CHF 3.3 billion) multicurrency, unsecured, unsubordinated notes with a minimum maturity of one month and at fixed, floating or indexed interest rates. As of December 31, 2001 the Company had available borrowings under this program of approximately CHF 2 251 million (USD 1 380 million) and as of December 31, 2000, had available approximately CHF 2 305 million (USD 1 380 million).

The Company, in July 1998, issued USD 687 million (CHF 1 billion) unsecured, unsubordinated convertible bonds due 2003 with a fixed interest rate of 1.25 percent that are convertible into the Company's common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share (the exchange rate to the USD being fixed at 1.505 until the maturity of the bond), the conversion price being subject to the usual adjustments. In 2001, the Company repurchased approximately CHF 91 million (USD 59 million) of these bonds.

The Company also has outstanding at both December 31, 2001 and 2000, CHF 1 300 million, 3.25 percent Straight Bonds, of which CHF 1 000 million is due in 2008 and CHF 300 million is due in 2009.

Environmental matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see Note 20 to the Consolidated Financial Statements.

Euro conversion

On January 1, 1999, eleven (2001: twelve) of fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the euro as their new common currency. The euro traded on currency exchanges while the national currency units remained legal tender in the participating countries for a transition period between January 1, 1999 and December 31, 2001.

During the transition period, cashless payments were made in the euro and parties elected to pay for goods and services and transact business using either the euro or a national currency unit. Between January 1, 2002 and July 1, 2002, the new euro banknotes and coins are being put into circulation in substitution for banknotes and coins in the old national currency units. By July 1, 2002, at the latest, euro banknotes and coins will be the only banknotes and coins to have legal tender status in participating member states.

The Company has in place a joint team representing affected functions within the Company. This team has established and implemented actions and performed the necessary systems changes to address the potential impact to the Company from the euro conversion. These issues include, but are not limited to (i) the technical challenges of adapting information systems to accommodate euro transactions, (ii) the competitive impact of cross-border price transparency, (iii) the impact on currency exchange rate risks, (iv) the impact on existing contracts and (v) tax, legal and accounting implications. Effective January 1, 2001, the Company's subsidiaries in the twelve countries that adopted the euro, converted their transaction systems and their reporting currency to the euro. Based on the Company's progress to date, management is of the opinion that the introduction of the euro and the phasing out of the national currency units will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Taxes

In their tax audit of the Company's operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with

(in millions of Swiss francs, except share and per share data)

Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings have been initiated in relation to this matter. In management's opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or results of operations of the Company.

Change in accounting policy and new accounting standards
Derivative financial instruments
Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133 For further information, see the "Treasury management" section of this Management's Discussion and Analysis and Notes 1 and 8 to Consolidated Financial Statements.

Business combinations
In July 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS No. 141 requires that all business combinations completed after June 30, 2001, be accounted for under the purchase method of accounting. Use of the pooling-of-interests method (also known as the "uniting of interest method") is no longer permitted. The new standard requires the recording, as a separate asset apart from goodwill, of all intangible assets that can be identified and named if the intangible asset meets the criteria as defined in SFAS No. 141. In addition, the disclosure requirements related to business combinations have been expanded to include, for material business combinations, the disclosure of the reason for the acquisition and the allocation of the purchase price paid to the assets and liabilities assumed by major balance sheet caption. The adoption of this standard did not have any effect on the Company's 2001 results of operations and financial position.

Goodwill and intangible assets
In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed annually for impairment. Other identifiable intangibles will continue to be amortized to earnings over their estimated useful lives. The amortization of goodwill ceases upon adoption of SFAS No. 142. The standard is required to be adopted as of July 1, 2001, for any goodwill acquired in an acquisition completed after June 30, 2001. For all other existing goodwill, the new standard is required to be adopted as of January 1, 2002. In addition, the disclosure requirements related to goodwill and intangible assets have been expanded to include information about changes in the carrying value of goodwill, the value of intangible assets by major type and the estimated intangible asset amortization expense for the next five years.

The Company is required to and has adopted SFAS No. 142 as of January 1, 2002. Management estimates that the adoption will not have a material effect on the Company's 2002 results of operations and financial position other than the impacts described in the following paragraphs.

In connection with past acquisitions, the Company has included, for financial reporting purposes, goodwill and certain identifiable intangibles in the same balance sheet caption. SFAS No. 141 and SFAS No. 142 require the carrying amount of identifiable intangibles to be stated separately from goodwill on the balance sheet. For previously acquired intangible assets that were reported together with goodwill, the Company, starting on January 1, 2002, will report them separately. This is expected to result in goodwill and intangibles of CHF 2 147 million (2000: CHF 2 240 million) being reported separately on the Consolidated Balance Sheets as goodwill of CHF 1 417 million (2000: CHF 1 543 million) and identifiable intangibles of CHF 730 million (2000: CHF 697 million).

In 2002, as a result of goodwill not being amortized, the Company estimates a reduction in amortization expense of CHF 61 million. As a consequence, the Company expects a reduction in its effective tax rate of approximately 2 percent.

Accounting for asset retirement obligations
In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt this new standard as of January 1, 2003, and currently does not expect the adoption to have a material effect on its results of operations and financial position.

Accounting for the impairment or disposal of long-lived assets
In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model to be used for long-lived assets to be disposed of by sale or otherwise, whether previously held and used or newly acquired, and broadens the presentations of discontinued operations to include disposal transactions below the reportable segment level, if certain criteria are met. The Company is required to and has adopted this standard as of January 1, 2002. Management estimates that the adoption will not have a material effect on the Company's 2002 results of operations and financial position.

Forward-Looking Statements
Forward-looking statements and information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Consolidated Statements of Income

(in millions of Swiss francs, except share and per share data)

Year ended December 31,	Notes	2001	2000
Net sales		**7 367**	7 902
Cost of goods sold		**4 988**	5 333
Gross profit		**2 379**	2 569
Selling, general and administrative		**1 258**	1 417
Research and development		**276**	293
Amortization of goodwill and other intangibles	1,7	**92**	94
Income from earnings of equity affiliates	8	**(8)**	(113)
Restructuring and special charges	10	**0**	2
Operating income		**761**	876
Interest expense		**(203)**	(265)
Interest income		**69**	56
Other financial expense, net		**(59)**	(14)
Minority interest		**(10)**	(7)
Income from continuing operations before income taxes		**558**	646
Provision for income taxes	13	**178**	228
Income from continuing operations		**380**	418
Gain on sale of discontinued operations, net of tax	3	**0**	34
Cumulative effects of change in accounting principles, net of tax	1	**2**	0
Net income		**382**	452
Per share data	18		
Basic and diluted earnings per share			
Continuing operations		**5.72**	6.31
Discontinued operations		**—**	0.50
Cumulative effects of change in accounting principles		**0.04**	—
Net income per share		**5.76**	6.81
Weighted average shares outstanding		**66 419 147**	66 311 879

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(in millions of Swiss francs, except share and per share data)

December 31,	Notes	2001	2000
Assets			
Current assets			
Cash and cash equivalents		**1 602**	1 179
Short-term investments		**41**	68
Accounts receivable, net	4	**1 066**	1 188
Inventories	5	**1 526**	1 695
Prepaid and other current assets		**592**	667
Total current assets		**4 827**	4 797
Property, plant and equipment, net	6	**3 565**	3 787
Goodwill and other intangible assets, net	1,7	**2 147**	2 240
Financial investments	8	**193**	344
Other assets		**986**	937
Total assets		**11 718**	12 105
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts payable		**490**	568
Short-term debt	11	**316**	371
Income taxes payable		**81**	32
Accruals and other current liabilities	9	**1 090**	1 431
Total current liabilities		**1 977**	2 402
Long-term debt	12	**3 678**	3 859
Deferred income taxes	13	**379**	317
Other liabilities	14	**1 688**	1 723
Minority interest		**88**	50
Total liabilities		**7 810**	8 351
Shareholders' equity	15		
Common stock(1)		**721**	721
Additional paid-in capital		**3 957**	3 955
Retained earnings		**(74)**	(324)
Accumulated other comprehensive income		**(240)**	(116)
Treasury stock, at cost(2)		**(456)**	(482)
Total shareholders' equity		**3 908**	3 754
Total liabilities and shareholders' equity		**11 718**	12 105

(1) Par value CHF 10 per share - 82 130 117 shares authorized and 72 130 117 shares issued in 2001 and 2000.

(2) In 2001: 5 987 947 treasury shares; in 2000: 6 061 434 treasury shares.

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in millions of Swiss francs, except share and per share data)

Year ended December 31,	2001	2000
Cash flows from operating activities		
Net income	382	452
Deduct net income from discontinued operations, net of tax	0	34
Income from continuing operations	382	418
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	469	470
Deferred income taxes	87	179
Unremitted earnings of equity affiliates	0	(88)
Restructuring and special charges	0	2
Restructuring payments	(46)	(35)
Gain on sale/disposal of assets, net	(5)	(15)
Minority interest and other non-cash items, net	71	38
Changes in operating assets and liabilities:		
Short-term investments	27	(10)
Accounts receivable, net	53	37
Inventories	117	(45)
Accounts payable	(33)	(8)
Other operating assets and liabilities	(68)	87
Net cash provided by continuing operations	1 054	1 030
Net cash provided by discontinued operations	0	1
Net cash provided by operating activities	1 054	1 031
Cash flows from investing activities		
Capital expenditures	(259)	(249)
Proceeds from sale of assets	34	39
Sale (acquisition) of businesses, net of cash	(144)	1 566
Loans and other long-term assets	35	(81)
Discontinued operations	0	(4)
Net cash (used in) provided by investing activities	(334)	1 271
Cash flows from financing activities		
Decrease in short-term debt, net	(48)	(844)
Proceeds from long-term debt	6	4
Repayments of long-term debt	(110)	(499)
Dividends paid	(132)	(133)
Treasury stock transactions	9	(40)
Other	0	4
Net cash used in financing activities	(275)	(1 508)
Effect of exchange rate changes on cash and cash equivalents	(22)	(28)
Net increase in cash and cash equivalents	423	766
Cash and cash equivalents, beginning of year	1 179	413
Cash and cash equivalents, end of year	1 602	1 179
Supplemental cash flow information		
Cash paid for interest	(204)	(260)
Cash paid for income taxes	(49)	(72)

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(in millions of Swiss francs, except share and per share data)

	Notes	Common stock	Additional paid-in capital	Retained earnings	Accumulated other compre-hensive income	Treasury stock: unreserved shares	Treasury stock: reserved shares	Total
Balance at December 31, 1999		**721**	**3 941**	**(642)**	**60**	**(46)**	**(396)**	**3 638**
Net income				452				452
Currency translation adjustments					(177)			(177)
Realization of previously unrealized loss on available-for-sale securities, net of tax					1			1
Comprehensive income				452	(176)			276
Cash dividends declared and paid[1]				(133)				(133)
Treasury stock transactions	15					(26)	(14)	(40)
Other			14	(1)				13
Balance at December 31, 2000		**721**	**3 955**	**(324)**	**(116)**	**(72)**	**(410)**	**3 754**
Net income				382				382
Currency translation adjustments					(83)			(83)
Unrealized loss on available-for-sale securities, net of tax of CHF 14					(23)			(23)
Minimum pension liability adjustment, net of tax of CHF 12	17				(19)			(19)
Comprehensive income				382	(125)			257
Cash dividends declared and paid[1]				(132)				(132)
Treasury stock transactions	15		(4)			6	19	21
Other			6		1	1		8
Balance at December 31, 2001		**721**	**3 957**	**(74)**	**(240)**	**(65)**	**(391)**	**3 908**

[1] Cash dividends declared and paid were CHF 2.00 per share in 2001 and 2000.

See Notes to Consolidated Financial Statements

Business Segment Data

(in millions of Swiss francs, except share and per share data)

	2001	2000
Net sales		
Plastic Additives	1 834	1 959
Coating Effects	1 944	2 118
Water & Paper Treatment	1 486	1 558
Textile Effects	1 673	1 841
Home & Personal Care	430	426
Total net sales	7 367	7 902

	2001	2000
Operating income		
Plastic Additives	271	314
Coating Effects	304	366
Water & Paper Treatment	82	111
Textile Effects	183	204
Home & Personal Care	67	58
Corporate and other expenses	(146)	(175)
Restructuring and special charges	0	(2)
Total operating income	761	876

	2001	2000
EBITDA		
Plastic Additives	388	423
Coating Effects	411	475
Water & Paper Treatment	157	187
Textile Effects	248	275
Home & Personal Care	95	80
Corporate	(69)	(92)
Total EBITDA, before restructuring and special charges	1 230	1 348

	2001	2000
EBITDA margin		
Plastic Additives	21.1%	21.6%
Coating Effects	21.1%	22.4%
Water & Paper Treatment	10.6%	12.0%
Textile Effects	14.8%	14.9%
Home & Personal Care	22.2%	18.8%
Corporate	-	-
Total EBITDA margin, before restructuring and special charges	16.7%	17.1%

	2001	2000
Depreciation and amortization		
Plastic Additives	117	109
Coating Effects	107	109
Water & Paper Treatment	76	76
Textile Effects	66	71
Home & Personal Care	28	22
Corporate	75	83
Total depreciation and amortization	469	470

	2001	2000
Research and development expenditures		
Plastic Additives	73	82
Coating Effects	96	102
Water & Paper Treatment	34	36
Textile Effects	39	44
Home & Personal Care	24	21
Corporate	10	8
Total research and development expenditures	276	293

	2001	2000
Capital expenditures		
Plastic Additives	80	67
Coating Effects	66	65
Water & Paper Treatment	52	52
Textile Effects	32	37
Home & Personal Care	25	23
Corporate	4	5
Total capital expenditures	259	249

	2001	2000
Net assets		
Net operating assets:		
Plastic Additives	1 403	1 458
Coating Effects	1 852	1 904
Water & Paper Treatment	1 092	1 149
Textile Effects	1 270	1 385
Home & Personal Care	286	271
Shared net assets not allocated to segments(1)	1 757	1 844
Non-operating net assets(2)	2 154	1 793
Total net assets	9 814	9 804

	2001	2000
Total assets		
Operating assets:		
Plastic Additives	1 623	1 758
Coating Effects	2 100	2 195
Water & Paper Treatment	1 286	1 398
Textile Effects	1 456	1 614
Home & Personal Care	347	336
Shared assets not allocated to segments(1)	2 312	2 599
Non-operating assets(2)	2 594	2 205
Total assets	11 718	12 105

(1) Shared net assets and assets not allocated to segments include the goodwill and intangibles recognized in connection with the Allied Colloids acquisition.

(2) Non-operating net assets and non-operating assets include cash and cash equivalents and short-term investments.

See Glossary of Financial Terms for definitions of net assets, EBITDA and EBITDA margin.

See Notes to Consolidated Financial Statements

The segment data includes certain non-United States Generally Accepted Accounting Principles ("U.S. GAAP") financial indicators which form part of the Company's value based management reporting system and that are used by management for purposes of analyzing the results of operations and the financial condition of the Company and its reportable segments. These financial indicators are derived from U.S. GAAP financial items. Such indicators include EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and EBITDA margin.

Management believes these financial indicators are an important measure of comparative operating performance for the businesses of the Company and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability. However, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

In the first half of 2001, the Company implemented a new organizational structure which created five segments focused on specific customer markets. The five reporting segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Amounts reported for the previous periods have been restated to conform to the 2001 presentation. The Company's reportable segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. On May 31, 2000, the Company completed the sale of its Performance Polymers business and therefore excluded it from the segment data in 2000 (see Note 3).

The accounting policies of the segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its reportable segments based on operating income before restructuring and special charges, corporate related items, and certain other net expenses not allocated to reportable segments. Intersegment sales between subsidiaries are based on market price.

In 2001, as part of the new organizational structure, certain net costs that were previously reported as corporate related items have been attributed to the segments. Amounts reported for the previous periods have been reclassified to conform to the 2001 presentation.

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment's products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

The segment Coating Effects primarily serves the coatings, printing, imaging, electronic and plastic industries. The end-user industries are, among others, the automotive, industrial and decorative paint industries, the electronic industry, all plastic-processing industries, and the packaging, publication and security printing ink industries. The Segment develops, manufactures and markets products and solutions such as pigments for inks, paints and plastics, optical information storage products for re-writable CDs as well as additives. The additives include, among others, photoinitiators for UV curing of coatings as well as anti-static, anti-corrosion and anti-aging agents for coatings and electronics and imaging applications.

The segment Water & Paper Treatment serves the paper and municipal and industrial waste-water treatment industries. The Segment offers products and services for paper production starting at the wet-end with anti-foaming and flocculation agents through the whole paper production process to the dry-end with paper finishings that determine appearance, handling and performance of the paper by making it water repellent, glossy or white. The Segment also offers products and services used to help clean industrial and municipal effluents and to improve the efficiency of mineral and oil processing.

The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment's products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

The segment Home & Personal Care develops, manufactures and markets products for home and personal care end-user industries. Among the Segment's broad product offerings are whiteners for detergents, antimicrobials for a variety of home and personal care products, UV absorbers for sun screens and innovative hair dyes.

See Notes to Consolidated Financial Statements

Geographic Data

(in millions of Swiss francs, except share and per share data)

Net Sales to Customers	2001	2000
Europe		
Germany	572	618
United Kingdom	373	394
Italy	351	366
France	311	325
Rest of European Union	846	899
Switzerland	75	84
Rest of Europe	227	227
Total Europe	2 755	2 913
Americas		
United States of America	1 819	2 025
Canada	243	276
Central America	227	247
South America	365	388
Total Americas	2 654	2 936
Asia-Pacific		
Japan	431	528
Region China	424	413
Rest of Asia	686	689
Australia and New Zealand	154	158
Africa and Middle East	263	265
Total Asia-Pacific	1 958	2 053
Total net sales to customers	7 367	7 902

Net sales to customers are based on the final destination of the sale.

See Notes to Consolidated Financial Statements

Long-Lived Assets	2001	2000
Europe		
Germany	380	409
United Kingdom	627	679
Italy	166	166
France	128	135
Rest of European Union	81	62
Switzerland	629	671
Rest of Europe	1	1
Total Europe	2 012	2 123
Americas		
United States of America	1 076	1 190
Canada	7	8
Central America	123	108
South America	30	35
Total Americas	1 236	1 341
Asia-Pacific		
Japan	47	29
Region China	195	204
Rest of Asia	48	58
Australia and New Zealand	18	22
Africa and Middle East	9	10
Total Asia-Pacific	317	323
Total long-lived assets	3 565	3 787

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

(in millions of Swiss francs, except share and per share data)

1. Summary of significant accounting policies

Company operations

Ciba Specialty Chemicals Holding Inc. and its wholly owned and majority-owned subsidiaries (the "Company") is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, fibers, fabrics and other products. The Company's products and services are also used to provide clean water and to treat industrial and municipal effluent.

Basis of consolidation and presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). The assets, liabilities and results of operations of entities in which the Company has a controlling interest have been consolidated. Investments in which the Company exercises significant influence, but which it does not control (generally 20-50 percent ownership interest) are accounted for under the equity method of accounting. Investments in which the Company has less than a 20 percent ownership interest are accounted for under the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from those estimates.

Foreign currency translation

The Company's financial statements are prepared in Swiss francs (CHF million). For most operations outside Switzerland, where the functional currency is the local currency, income, expense and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. The translation adjustments are included as a component of accumulated other comprehensive income in shareholders' equity. The financial statements of subsidiaries that operate in economic environments that are highly inflationary maintain financial information for reporting purposes in U.S. dollars or Swiss francs and include gains and losses from translation in income.

Cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Short-term investments

Short-term investments consist of securities that are traded in highly liquid markets. Since they are held for the purpose of investing liquid funds and are readily convertible to cash, they are classified as trading securities and are carried at fair value. Gains and losses are recorded as a component of financial income/expense in the Consolidated Statements of Income.

Accounts receivable

Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical evidence of collectibility. This also includes an allowance for country specific transfer risks.

Inventories

The Company values its inventories at the lower of cost, determined principally on a first-in, first-out (FIFO) method, or market. Costs include all costs of production, including applicable portions of plant overhead. Allowances are made for obsolete and slow-moving inventory.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings, 10 to 20 years for machinery and equipment, and 3 to 10 years for office furniture and fixtures and other equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Property, plant and equipment acquired through finance lease arrangements are recorded as assets at their fair value at the date of acquisition and depreciated over the shorter of the useful life of the asset or the lease term. The corresponding obligation is recorded as a liability in the Consolidated Balance Sheets.

Goodwill and intangible assets

Goodwill and purchased identifiable intangibles are capitalized at acquisition cost. Goodwill acquired on or before June 30, 2001 and identifiable intangibles are amortized on a straight-line basis over the estimated periods to be benefited, which can range from 5 to 40 years. Goodwill acquired after June 30, 2001, is not amortized. The Company assesses its goodwill acquired on or before June 30, 2001 and its identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the goodwill or the identifiable intangible, a loss is recognized for the difference between the fair value and carrying value of the goodwill or the identifiable intangible. See "Change in accounting policy and new accounting standards – *Goodwill and intangible assets*" section below.

Financial investments and other assets

Financial investments and other assets comprise primarily investments in and loans to equity affiliates, investments in unconsolidated companies (less than 20 percent ownership) and prepaid pension costs. The investments in unconsolidated companies are accounted for as available-for-sale securities and are recorded at fair value with unrealized gains or losses, net of tax included in "accumulated other comprehensive income" in the Consolidated Balance Sheets.

Derivative financial instruments

Effective January 1, 2001, with the adoption of the new accounting standard on derivative financial instruments (refer to "Changes in accounting policy and new accounting standards – *Derivative financial instruments*" section below), all derivative financial instruments, such as interest rate swap contracts, foreign exchange contracts and certain derivative financial instruments embedded in host contracts, are recorded in the balance sheet as either assets or liabilities and are measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or stockholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated and qualifies as an accounting hedge of changes in fair value or cash flows.

(in millions of Swiss francs, except share and per share data)

For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the derivative financial instrument and the hedged item are recognized currently in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheet. If the derivative financial instrument in a subsequent period is no longer designated or no longer qualifies as a fair value hedge, then the changes in fair value of the hedged item are not recognized in income. The previous changes in fair value that have been recorded as an adjustment to the carrying amount of the hedged item are generally amortized to earnings as the hedged item affects earnings.

For derivative financial instruments designated and that qualify as cash flow hedges, changes in the effective portion of the derivative financial instrument's fair value are recorded in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the income statement as a component of financial income/expense. If the hedged item was a forecasted transaction that is subsequently not expected to or will not occur, then the derivative financial instrument would no longer qualify as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized currently in income as a component of financial income/expense.

Prior to January 1, 2001, gains and losses on derivative financial instruments related to qualifying accounting hedges of existing assets or liabilities, firm commitments or anticipated transactions were deferred and were recognized in income or adjustments of carrying amounts when the hedged transaction occurred. Gains and losses on derivative financial instruments that did not qualify as accounting hedges were recognized currently in other financial income/expense. For interest rate swaps, the differential to be paid or received was accrued as interest rates changed and was recognized over the life of the agreements in interest expense.

Revenue recognition

Revenue is recognized upon shipment of goods to customers. Provisions for discounts and rebates to customers and returns and other adjustments are provided for in the same period the related sales are recorded.

Income taxes

Provision for income taxes has been determined using the comprehensive liability method and consists of income taxes paid or payable plus the change in deferred taxes for the current year. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Provision has been made for income taxes on the earnings of foreign operations that are expected to be remitted to the parent company. No accruals are made for unremitted earnings of operations that are intended to be reinvested indefinitely or that can be remitted substantially free of tax. The provision for income taxes also includes income taxes from earnings of equity affiliates.

Environmental compliance and expenditures

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The estimated liability is not discounted or reduced for any potential insurance recoveries. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.

Change in accounting policy and new accounting standards

Derivative financial instruments

Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", which replaces existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. These statements expand the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Upon adoption of these statements, the Company recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income.

Business combinations

In July 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS No. 141 requires that all business combinations completed after June 30, 2001, be accounted for under the purchase method of accounting. Use of the pooling-of-interests method (also known as the "uniting of interest method") is no longer permitted. The new standard requires the recording, as a separate asset apart from goodwill, of all intangible assets that can be identified and named if the intangible asset meets the criteria as defined in SFAS No. 141. In addition, the disclosure requirements related to business combinations have been expanded to include, for material business combinations, the disclosure of the reason for the acquisition and the allocation of the purchase price paid to the assets and liabilities assumed by major balance sheet caption. The adoption of this standard did not have any effect on the Company's 2001 results of operations and financial position.

Goodwill and intangible assets

In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed annually for impairment. Other identifiable intangibles will continue to be

(in millions of Swiss francs, except share and per share data)

amortized to earnings over their estimated useful lives. The amortization of goodwill ceases upon adoption of SFAS No. 142. The standard is required to be adopted as of July 1, 2001, for any goodwill acquired in an acquisition completed after June 30, 2001. For all other existing goodwill, the new standard is required to be adopted as of January 1, 2002. In addition, the disclosure requirements related to goodwill and intangible assets have been expanded to include information about changes in the carrying value of goodwill, the value of intangible assets by major type and the estimated intangible asset amortization expense for the next five years.

The Company is required to adopt and has adopted SFAS No. 142 as of January 1, 2002. Management estimates that the adoption will not have a material effect on the Company's 2002 results of operations and financial position other than the impacts described in the following paragraphs.

In connection with past acquisitions, the Company has included, for financial reporting purposes, goodwill and certain identifiable intangibles in the same balance sheet caption. SFAS No. 141 and SFAS No. 142 require the carrying amount of identifiable intangibles to be stated separately from goodwill on the balance sheet. For previously acquired intangible assets that were reported together with goodwill, the Company, starting on January 1, 2002, will report them separately. This is expected to result in goodwill and intangibles of CHF 2 147 million (2000: CHF 2 240 million) being reported separately on the Consolidated Balance Sheets as goodwill of CHF 1 417 million (2000: CHF 1 543 million) and identifiable intangibles of CHF 730 million (2000: CHF 697 million).

In 2002, as a result of goodwill not being amortized, the Company estimates a reduction in amortization expense of CHF 61 million. As a consequence, the Company expects a reduction in its effective tax rate of approximately 2 percent.

Accounting for asset retirement obligations

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt this new standard as of January 1, 2003, and currently does not expect the adoption to have a material effect on its results of operations and financial position.

Accounting for the impairment or disposal of long-lived assets

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model to be used for long-lived assets to be disposed of by sale or otherwise, whether previously held and used or newly acquired, and broadens the presentations of discontinued operations to include disposal transactions below the reportable segment level, if certain criteria are met. The Company is required to and has adopted this standard as of January 1, 2002. Management estimates that the adoption will not have a material effect on the Company's 2002 results of operations and financial position.

Reclassifications

Certain reclassifications to the 2000 financial statements and related footnote amounts have been made to conform with the 2001 presentation.

2. Exchange rates of principal currencies

			Statement of income average rate		Balance sheet year-end rates	
			2001	2000	**2001**	2000
1	U.S. Dollar	(USD)	**1.68**	1.69	**1.63**	1.67
1	Britsh pound	(GBP)	**2.43**	2.56	**2.37**	2.46
1	Euro[1] [2]	(EUR)	**1.51**	1.56	**1.47**	1.53
100	German marks[2]	(DEM)	-	79.62	-	77.97
100	French francs[2]	(FRF)	-	23.74	-	23.25
1000	Italian lira[2]	(ITL)	-	0.80	-	0.79
100	Japanese yen	(JPY)	**1.39**	1.57	**1.28**	1.48

(1) On January 1, 1999, eleven (on January 1, 2001, twelve) of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the euro as their new common currency. The euro trades on currency exchanges and the legacy currencies remained legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002.

(2) Effective January 1, 2001 the Company's subsidiaries in the twelve countries, that adopted the euro, converted their transaction systems and their reporting currency to the euro.

3. Acquisitions and divestitures

Divestment of Performance Polymers business

On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity, the then private equity arm of Deutsche Bank AG. The total gross proceeds from the sale of the Performance Polymers division to Morgan Grenfell Private Equity and Asian joint venture partners amounted to approximately CHF 1.6 billion, which includes the net debt assumed of approximately CHF 160 million.

The Performance Polymers division produced epoxy resins and other high performance thermosets that provide durability, extraordinary strength and resistance to heat and corrosion. Performance Polymers supplied its products to the coatings, aircraft, electrical and electronic industries, among others.

The results of the Performance Polymers business, which represents substantially all of the operations of the Performance Polymers division, have been reported as discontinued operations in the Consolidated Financial Statements and Notes in 2000. The results of the Performance Polymers include revenues and expenses that are directly associated with the Performance Polymers business, but do not include an allocation of the Company's interest expense or unallocated corporate general and administrative expenses.

Summarized financial information of the discontinued Performance Polymers business is presented in the following table:

Year ended December 31,	**2000**[1]
Net sales	774
Income before income taxes and minority interest	57
Provision (benefit) for income taxes	21
Minority interest	1
Income from operations of the Performance Polymers business, net of tax	37
(Loss) from sale of net assets of Performance Polymers business, net of tax[2]	(3)
Gain on sale of discontinued operations, net of tax	34

(1) The 2000 income statement data reflects the Performance Polymers operating results through to May 31, 2000.

(2) The loss from sale includes transaction related taxes of approximately CHF 160 million and costs associated with selling the business.

(in millions of Swiss francs, except share and per share data)

Minor acquisitions and divestitures

In June 2001, the Company completed the acquisition of Efka Additives B.V., a manufacturer of additives for the coatings and inks industries for a total purchase price of approximately CHF 65 million. The acquisition was accounted for under the purchase method of accounting with the resulting goodwill being amortized over 20 years and intangibles being amortized over an average life of 8 years. The business acquired will expand the service element and the high added value products for the Coating Effects Segment.

In March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG for net proceeds of CHF 62 million. The net proceeds received approximated the carrying value of the investment at the date of sale.

In December 2000, the Company sold 14 525 000 shares of its investment in its equity affiliate Hexcel Corporation, representing approximately 81 percent of its 49.3 percent investment for CHF 277 million (USD 160 million), of which CHF 62 million (USD 36 million) is payable with a 7 percent interest bearing note, due December 31, 2004. The sale resulted in a pre-tax gain of approximately CHF 71 million or CHF 50 million after tax. (See Notes 8 and 10).

In November 2000, the Company concluded the acquisition of certain paper-chemical product lines and technology from Cytec Industries for a total purchase price of approximately CHF 40 million (USD 23 million). The resulting intangibles, including goodwill, are being amortized over 12 years. This acquisition complements and expands the Water & Paper Treatment's product offerings to the paper industry, one of its strategic industry segments.

In March 2000, the Company completed the purchase of Prochimica s.r.l., the Company's key photoinitiator supplier of its Coating Effects Segment. The Company paid CHF 85 million and accounted for the acquisition under the purchase method of accounting with the resulting goodwill being amortized over 10 years.

4. Accounts receivable

	2001	2000
Accounts receivable	1 186	1 306
Allowance for doubtful accounts	(120)	(118)
Total	**1 066**	1 188

5. Inventories

	2001	2000
Raw materials	180	214
Work in process and finished goods	1 412	1 554
Allowance for obsolete and slow moving inventory	(66)	(73)
Total	**1 526**	1 695

6. Property, plant and equipment

	Land 2001	Buildings 2001	Machinery and equipment 2001	Construction in progress 2001	Total 2001	Total 2000
Cost at January 1,	128	1 934	5 865	171	8 098	7 923
Additions	2	5	63	189	259	249
Retirements/disposals	(2)	(45)	(96)	(3)	(146)	(90)
Changes in consolidation scope	2	23	16	3	44	42
Currency adjustments	(7)	(25)	(173)	(6)	(211)	(17)
Other	0	31	167	(200)	(2)	(9)
Cost at December 31,	**123**	**1 923**	**5 842**	**154**	**8 042**	8 098
Accumulated depreciation at January 1,		(878)	(3 433)		(4 311)	(4 009)
Depreciation		(60)	(317)		(377)	(377)
Accumulated depreciation on retirements/disposals		28	81		109	53
Changes in consolidation scope		0	0		0	(5)
Currency adjustments		17	94		111	30
Other		0	(9)		(9)	(3)
Accumulated depreciation at December 31,		**(893)**	**(3 584)**		**(4 477)**	(4 311)
Net book value at December 31,	**123**	**1 030**	**2 258**	**154**	**3 565**	3 787

The insurance value of the property, plant and equipment was approximately CHF 10 804 million at December 31, 2001 and CHF 10 622 million at December 31, 2000.

7. Goodwill and other intangible assets

	2001	2000
Goodwill and other intangibles	2 467	2 501
Less accumulated amortization	(320)	(261)
Total	**2 147**	2 240

The line goodwill and other intangibles includes goodwill of approximately CHF 1 486 million (2000: CHF 1 542 million) that was acquired in the Allied Colloids acquisition in 1998 and goodwill of approximately CHF 145 million (2000: CHF 162 million) that was acquired in other acquisitions. The Allied Colloids goodwill is being amortized over its estimated useful life of 33 years.

The line goodwill and other intangibles includes the intangible assets, developed technology and know-how of approximately CHF 686 million (2000: CHF 712 million) that were acquired in the Allied Colloids acquisition in 1998 and intangible assets of approximately CHF 150 million (2000: CHF 85 million) that were acquired in other acquisitions. The Allied Colloids intangible assets are being amortized over their estimated useful lives of 33 years.

Amortization expense on goodwill and other intangible assets amounted to CHF 92 million (2000: CHF 94 million).

For further information refer to the sections in Note 1 "Change in accounting policies and new accounting standards – Business combinations" and " – Goodwill and intangible assets".

(in millions of Swiss francs, except share and per share data)

8. Financial investments and instruments

Fair value of financial investments and instruments

The fair value of financial investments and instruments is the price at which one party would assume the rights and duties of another party. Fair values of financial investments and instruments have been determined with reference to available market information at the balance sheet date and when such information is not readily available using valuation methodologies as described below. Considering the variability of their value-determining factors, the fair values used for financial reporting purposes may not be indicative of the amounts that the Company could realize under current market conditions.

Financial assets and liabilities with book values approximating fair market value due to their short-term nature include cash and cash equivalents, accounts receivable, accounts payable and short-term debt.

The fair value of short-term investments is estimated using quoted market prices.

The fair value of publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. The book value and fair value of the Company's long-term debt is as follows:

	2001		2000	
	Book value	**Fair value**	Book value	Fair value
Long-term debt, including current portion	**3 680**	**3 675**	3 861	3 726

The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which quoted market prices do not exist and where it is not practical to estimate fair value are reflected at their book value. Investments in unconsolidated companies are reported at fair value with the unrealized gains and losses reported in accumulated other comprehensive income. For investments in equity affiliates, it is not practical to estimate fair value.

Financial investments

	2001	2000
Investments in equity affiliates	157	278
Investments in unconsolidated companies	36	66
Total financial investments	193	344

At December 31, 2001, the cumulative unrealized gain/(loss), before tax on investments in unconsolidated companies, which is included in "Accumulated other comprehensive income", was a loss of CHF 37 million (2000: CHF 0 million). These unrealized losses are a result of market weakness in the industry segments in which these companies participate. In management's opinion, this situation is temporary.

The most significant of the Company's investments in equity affiliates are CIMO Compagnie Industrielle de Monthey SA (50 percent) and Daihan Swiss Chemical Corp. (50 percent), both of which have maintained the same level of investment in 2001 and 2000. In December 2000, the Company sold the majority of its investment in Hexcel Corporation reducing its ownership interest from 49.3 percent to approximately 9.5 percent (see Note 3 and 10). As a result, as of December 31, 2000 the investment is accounted for as an available-for-sale security reported in investments in unconsolidated companies. In March 2001, the Company sold its 50 percent investment in TFL Ledertechnik GmbH & Co. KG (see Note 3). Effective January 1, 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd increasing its holdings from 50 percent to 60 percent.

The following table presents summarized financial information on a 100 percent basis for the companies accounted for as investments in equity affiliates as of December 31, 2001 and 2000.

		2000		
	2001	Total	Hexcel[1]	Other
Sales	**213**	2 469	1 791	678
Income before taxes	**16**	207	141	66
Net income	**11**	141	97	44
Total assets	**161**	937	0	937
Shareholders' equity	**293**	538	0	538

(1) The figures for the year 2000 for Hexcel have been shown separately due to its size. Total assets and shareholders' equity are excluded as a result of the sale of the Company's majority interest in December 2000.

The income from earnings of equity affiliates of CHF 8 million (CHF 113 million in 2000) are shown before taxes as a separate line item in the operating income section of the Consolidated Statements of Income. The related income tax provision of CHF 3 million (CHF 32 million in 2000) is included in the Company's provision for income taxes.

The investment in Hexcel was recorded using a one quarter time lag. In 2000, the Company recognized CHF 66 million as its share of Hexcel's income, included in the line Income from earnings of equity affiliates, and a provision for income taxes of CHF 22 million as its share of the related Hexcel income taxes in the line provision for income taxes in the accompanying Consolidated Statements of Income. Included in Hexcel's 2000 income from earnings of equity affiliates is CHF 57 million, representing the Company's share of the gain recognized by Hexcel on the sale of its Bellingham Aircraft business. The associated taxes recognized by Hexcel on this gain, of CHF 18 million, are included in the line provision for income taxes in the accompanying Consolidated Statements of Income.

Derivative financial instruments

The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company's treasury function based on the Company's aggregate exposure. Under the Company's written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. The Company's risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.

The Company has procedures to monitor the credit exposure amounts and manages exposure to counter-party credit risk through specific minimum credit standards and diversification of counter-parties. The counter-parties to financial instruments are financial institutions with a minimum 'A' credit rating or its equivalent and with significant experience with such instruments.

Foreign currency risk management

A substantial portion of the Company's cash flows is denominated in foreign currencies. The Company collects global expected cash flows information on a monthly basis and, based on these cash flows,

(in millions of Swiss francs, except share and per share data)

prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. To hedge the balance sheet and income exposure associated with diminution in value of foreign currency cash flows (principally U.S. dollars, euro, British pounds, Australian dollars and Japanese yen), the Company primarily utilizes foreign currency forwards and swaps as well as options, which generally expire within twelve months. In order to lower the overall hedging costs, the Company may issue derivatives on existing or future positions.

Generally, the Company does not designate foreign exchange contracts as accounting hedges. For specific anticipated transactions, the Company may designate the foreign exchange contract as a cash flow hedge. For specific firm purchase or sale commitments or for recognized foreign currency denominated assets and liabilities, the Company may designate the foreign exchange contract as a fair value hedge.

Interest rate risk management
The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt, using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Most short-term borrowings are in foreign currencies and floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate financial instruments with the objective of achieving a mix which is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.

Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the change in the fair value of the Company's fixed-rate debt obligations are recorded as fair value hedges. Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the variability of cash flows associated with Company's variable-rate long-term debt are recorded as cash flow hedges.

Information with respect to fair value hedges
In 2001, the Company recorded a net gain of CHF 6 million for hedging ineffectiveness in "other financial expense, net" in the Consolidated Statements of Income.

Derivative financial instruments previous year
Foreign exchange currency forwards, swaps and options were mainly used to hedge existing assets and liabilities, firm commitments and anticipated transactions denominated in foreign currencies (principally U.S. dollars, euro, British pounds, Australian dollars and Japanese yen). The Company had entered into currency contracts to cover foreign exchange risks on certain anticipated foreign currency transactions relating to sales and purchase transactions expected to occur within a period of one year. The premiums associated with purchased and written option contracts were generally amortized over the lives of the options and were not material to the Company's results. For purchased options that hedge anticipated transactions which did not qualify for hedge accounting, gains and losses were recorded in net income as they occurred on a mark-to-market basis. All written options were marked to market monthly and were not material to the Company's results.

The Company used interest rate swaps and forward rate agreements as part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing. Interest and currency rate differentials accruing under these contracts were recognized over the life of the contracts. In the event of an early termination of an interest rate related derivative financial instrument designated as an accounting hedge, the gain or loss was deferred and recorded as an adjustment to financial income/expense over the remaining term of the underlying financial instrument.

All derivative financial instruments were valued based upon quoted market prices or market prices for instruments with similar terms and maturities. The following table presents the book value, the fair values and notional principal amount of derivative financial instruments at December 31, 2000:

2000	Book value	Fair value	Notional principal amount [1]
Financial instruments			
Foreign currency forward contacts	33	33	1 033
Foreign currency options contacts	3	3	704
Foreign currency swaps	6	6	1 511
Interest rate contacts	7	(7)	1 400

Bracketed amounts are liabilities.
[1] The notional values of derivative instruments at year end provide an indication of the extent of the Company's involvement in such instruments, but do not represent exposure to market risks. The amounts indicated are gross values and include closed transactions that had not matured at the balance sheet date.

9. Accruals and other current liabilities

	2001	2000
Payroll and employee benefits	**166**	274
Environmental remediation and compliance	**31**	61
Restructuring	**180**	368
Retirement and postemployment benefits	**33**	27
Deferred income taxes	**115**	109
Other	**565**	592
Total	**1 090**	1 431

In 2001, restructuring includes CHF 12 million (2000: 52 million) for restructuring programs (see Note 10) and CHF 168 million (2000: CHF 316 million) for accrued separation costs and transaction taxes related to the divestment of the Performance Polymers business (see Note 3). The change in the accrued separation costs and transaction taxes for the Performance Polymers business reflects amounts utilized and currency adjustments.

10. Restructuring and special charges

Current year program
In 2001, the Company implemented a program ("Fit For Growth!") that aligned the Company's operational activities with its customers' industries. This new structure was designed to bring the Company's businesses closer to its customers and allow for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five new business segments, a Chief Technology Officer at the Executive Committee level and a new, cross-segment Research and Technology Board, which was formed to leverage the Company's existing technological core competencies and to identify new technology platforms for future growth. The "Fit for Growth!" program was also designed to speed up decision-making by

(in millions of Swiss francs, except share and per share data)

eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and grow the business.

During 2001, under the "Fit For Growth!" program, the Company has eliminated 262 full-time equivalents ("FTEs") under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.

Prior year programs

In 2000, the Company incurred net restructuring and special charges of CHF 2 million. This charge includes a CHF 71 million gain on the sale of 14 525 000 shares of the Company's investment in Hexcel Corporation at USD 11.00 per share, which represented approximately 81 percent of the Company's holdings (see Notes 3 and 8). Also included is a charge of CHF 21 million which relates to an impairment loss on certain equity investments. The restructuring projects, totaling CHF 52 million, comprised primarily the restructuring of certain operations of the Water & Paper Treatment Segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company's administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs incurred in 2000 relate to the elimination of approximately 238 FTEs in the United States and southern Europe, principally in the administration, sales and marketing functions and, in addition, the production function in the United States. As of December 31, 2001, 58 FTEs are still to be terminated. The remaining terminations relating to these restructuring programs are expected to be substantially completed during 2002.

The costs and activity associated with the prior year's restructuring programs are summarized below:

2001	Severance costs	Other costs	Total
January 1,	30	22	52
Amounts utilized[1]	(25)	(15)	(40)
December 31,	5	7	12

[1] Includes currency adjustments and a release of excess reserves of CHF 8 million.

2000	Severance costs	Other costs	Total
January 1,	35	9	44
Restructuring expense	30	22	52
Amounts utilized[1]	(35)	(9)	(44)
December 31,	30	22	52

[1] Includes currency adjustments.

Management believes that the remaining restructuring provision is adequate to complete all of its programs.

11. Short-term debt

	2001	2000
Bank overdrafts	31	71
Loans	122	119
Commercial paper	4	12
Other	157	167
Current portion of long-term debt	2	2
Total	316	371

The Company's principle commercial paper programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2001, no amounts were outstanding and at December 31, 2000 CHF 1 million (USD 0.6 million) were outstanding under these programs. The programs are secured by a USD 50 million standby credit facility.

The CHF 300 million multicurrency standby facility with a major Swiss bank, entered into in 1998, expired on June 30, 2000 and was not renewed. This facility bore interest at London Interbank Offered Rate (LIBOR) plus 20.0 basis points and a facility fee of 0.08 percent per annum was paid on the total amount.

The Company maintains a multicurrency revolving loan facility. At December 31, 2001 and 2000, the available commitments under this facility were CHF 400 million. A commitment fee of 0.10% per annum is paid on the average unused facility. The outstanding loans bear interest at the LIBOR plus 21.5 basis points. The facility expires on July 11, 2002. At December 31, 2001 and 2000, the facility was unused.

The weighted average interest rate for short-term debt (excluding current portion of long-term debt) calculated at December 31, 2001 was 6.3 percent and at December 31, 2000 was 6.6 percent. Unused short-term credit lines totaled approximately CHF 1 040 million at December 31, 2001 and CHF 1 229 million at December 31, 2000.

12. Long-term debt

	2001	2000
Bonds and Euro Medium-Term Notes	2 585	2 648
Convertible bonds	1 005	1 107
Amounts owed to credit institutions	11	8
Other long-term debt	79	98
Total	3 680	3 861
Less: current portion of long-term debt	2	2
Total long-term debt	3 678	3 859

Bonds and Euro Medium-Term Notes

		2001	2000
CHF 1 000	3.25% Straight Bonds, principal due 2008	982	1 011
CHF 300	3.25% Straight Bonds, principal due 2009	303	304
USD 178	U.S. pollution control and industrial development bonds, principal due between 2008 and 2028 (weighted average interest rate of 3.22%)	291	298
Total Bonds		1 576	1 613
GBP 243	6.50% Euro Medium-Term Note, principal due 2013	563	584
USD 175	6.125% Euro Medium-Term Note, principal due 2003	277	275
EUR 114[1]	4.875% Euro Medium-Term Note, principal due 2005	169	176
Total Euro Medium-Term Notes		1 009	1 035
Total Bonds and Euro Medium-Term Notes		2 585	2 648

[1] The underlying note is denominated in German marks (DEM 223).

(in millions of Swiss francs, except share and per share data)

The Company maintains a Euro Medium-Term Note program, under which the Company may issue up to USD 2 000 million multicurrency unsecured, unsubordinated notes with a minimum maturity of one month and at fixed, floating or indexed interest rates.

In June 1998, the Company issued a USD 300 million Euro Medium-Term Note (reduced to USD 175 million in 2000) with a 6.125% U.S. dollar fixed interest rate. In connection with this Note, the Company entered into certain interest and principal currency swaps in 1998, all of which were canceled in 2000.

In July 1998, the Company issued USD 687 million unsecured, unsubordinated convertible bonds, due 2003, with a 1.25% fixed interest rate. The bonds are convertible into the Company's common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share, the conversion price being subject to the usual adjustments. In 2001, the Company repurchased approximately CHF 91 million (USD 59 million) of these bonds. The Company had 3 461 399 (2000: 3 783 582 shares) of treasury stock reserved for the potential conversion.

The annual maturities of long-term debt outstanding at December 31, 2001 are as follows: 2002 CHF 2 million; 2003 CHF 1 374 million; 2004 CHF 2 million; 2005 CHF 167 million; 2006 CHF 2 million; 2007 and thereafter CHF 2 167 million.

13. Income taxes

The provision for income taxes in 2001 and 2000 from continuing operations consists of the following:

	2001	2000
Current provision	91	49
Deferred provision	87	179
Total provision for income taxes	**178**	228

The Company is incorporated in Switzerland but operates in numerous countries with differing tax laws and rates. The income before income taxes and provision for income taxes are generated primarily outside of Switzerland. Therefore, the weighted average expected tax rate (computed by multiplying the statutory rate applicable to each local subsidiary's income or loss) may vary between periods reflecting the income or losses generated in each country. The main factors causing the effective tax rate to differ from the expected tax rate are:

	2001	2000
	%	%
Expected tax rate	**30**	30
Non-deductible items	7	14
Tax free income	(2)	(1)
Income taxed at reduced rates	(3)	0
Changes in valuation allowance	1	(11)
Other	(1)	3
Effective tax rate	**32**	35

"Non-deductible items" includes the tax effect of amortization of goodwill and other intangibles. In 2000, also included is the tax effect of the impairment loss on certain of the Company's equity investments (see Note 10) and the effect of certain taxable income in one of the Company's subsidiaries that was not recognized for financial accounting purposes.

In 2001, the change in valuation allowance is primarily the result of not recognizing the full benefit from loss carryforwards in certain tax jurisdictions as their realization was not certain. In 2000 the change in valuation allowance is primarily the result of the realization of tax loss carryforwards for which the Company had previously recorded a valuation allowance, as realization was uncertain at the time of their origination.

In 2001, "Other" includes approximately 3 percent for the effect of a tax payment in Italy (the "Imposta Sostitutiva") that permitted the future tax deductibility of Prochimica s.r.l.'s goodwill amortization, 3 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in one of the Company's subsidiaries that was not recognized for financial reporting purposes. In 2000 "Other" includes approximately 2 percent, reflecting the effect of the reduction in the German statutory tax rates on the year-end 2000 net deferred tax asset balances of the Company's German subsidiaries.

The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2001 and 2000, were as follows:

	2001	2000
Deferred tax assets		
Pensions and other employee compensation	104	91
Inventory	44	48
Restructuring and special charges	22	84
Environmental reserves	241	259
Tax loss carryforwards	170	135
Other	45	33
Gross deferred tax assets	626	650
Valuation allowance	(146)	(143)
Net deferred tax assets	**480**	507
Deferred tax liabilities		
Property, plant and equipment	(429)	(394)
Other	(186)	(160)
Gross deferred tax liabilities	**(615)**	(554)
Net deferred tax liabilities	**(135)**	(47)
Included in		
Prepaid and other current assets	191	222
Other assets	168	157
Accruals and other current liabilities	(115)	(109)
Deferred income taxes	(379)	(317)
Net deferred tax liabilities	**(135)**	(47)

In management's opinion the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company's operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 478 million, of which CHF 88 million will expire in the next five years and CHF 240 million will expire between five and twenty years. The remaining carryforwards do not expire.

At December 31, 2001, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 300 million were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings as it is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to Switzerland.

(in millions of Swiss francs, except share and per share data)

14. Other liabilities

	2001	2000
Environmental remediation and compliance	717	737
Retirement and postemployment benefits	625	577
Other	346	409
Total	**1 688**	1 723

15. Shareholders' equity

On April 20, 1998 the Company's shareholders approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of a maximum of 10 million registered shares with a par value of CHF 10 per share. While 2 million shares are reserved for employee stock option plans, 4 million are primarily reserved for an issuance under future convertible bonds and similar debt instruments. After a re-approval by the shareholders due to requirements of Swiss law, another 4 million shares may also be issued until April 13, 2002 without any restriction.

The Company sold 1 929 453 shares in 2001 (4 862 shares in 2000) of treasury stock at market prices. In addition, in 2001, the Company purchased 1 855 966 shares of treasury stock (2000: 391 177 shares of treasury stock) at market prices.

The Company designated a total of 5 278 224 shares in 2001 (5 485 963 shares in 2000) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans and for the potential share issuance under its outstanding convertible bonds (see Notes 12 and 16). The remaining 709 723 shares in 2001 (575 471 shares in 2000) of treasury stock have been designated as unreserved shares.

The after-tax components of accumulated other comprehensive income are as follows:

	2001	2000
Currency translation adjustment	(199)	(117)
Unrealized gains/(losses) on available-for-sale securities	(23)	0
Minimum pension liability	(19)	0
Other	1	1
Accumulated other comprehensive income	**(240)**	(116)

The deferred tax effect on the unrealized gains/(losses) on available-for-sale securities is a benefit of CHF 14 million in 2001 and CHF 0 million in 2000. The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 12 million in 2001. The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

16. Stock based compensation plans

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. A description of the terms of the Company's plans are presented in the following paragraphs.

LEAP – In March 1997, the Company established a one-time Leveraged Executive Asset Plan for key executives and non-executive Board members (participants) to promote share ownership. Under the LEAP, approximately 320 participants were given the opportunity to purchase a total of 288 400 restricted shares of common stock of the Company at a price per share of CHF 110, which was the market price per share on the purchase date. For each share purchased, each participant was granted a right to receive four share options (total 1 153 600) with an exercise price of CHF 110 per share, the market value of the shares at the grant date. The participants will receive the market price increase from the grant date to the exercise date in equivalent shares of the Company's common stock. The restricted shares will be released to the participants on March 15, 2002. The share options became fully vested on March 1, 2000, and may be exercised on the 15th day of any month beginning March 15, 2002 through March 15, 2005, the date the share options expire. As a result of terminations from the program, a total of 66 682 options (2000: 60 418 options) have been returned to the Company.

The Company paid a fee of CHF 51 million to a major investment bank to assume the Company's obligations to the participants under the LEAP, including supplying all necessary equivalent shares of the Company's stock to the participants of the LEAP when they are due and administering the plan. Even if the cost of supplying the shares exceeds the fee paid by the Company of CHF 51 million, the investment bank will supply all necessary shares and the Company will not be required to issue any additional shares. Therefore, independent of the prevailing future share price, the total cost of the LEAP program to the Company will be the CHF 51 million fee that was paid. Compensation expense has been recognized as this fee was amortized ratably over the three year vesting period through March 1, 2000.

CAPS – In 1997, the Company established a Capital Appreciation Performance Share Plan for key executives and non-executive Board members (participants). In accordance with the CAPS, participants were granted rights to receive one share of common stock of the Company for each right granted in the event that the closing share price on any seven days up to August 31, 2001, the date the share option expires, equaled or exceeded CHF 264 per share (which was double the price at the initial grant date in August 1997). Under the program a total of 5 participants were granted 8 192 rights in 1998 and 333 participants were granted 342 572 rights in 1997. As the conditions of the CAPS were not met by August 31, 2001, all share options under this program expired unexercised. No compensation expense was ever recorded under this plan as the target price was never reached.

LTIP – In 1998, the Company established a Long-Term Incentive Plan which grants options and, beginning in 2000, may also include grants of restricted shares of common stock of the Company to senior management, other employees and non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise is over three years. The options expire either five years or ten years after the date of grant. In 2001 and 2000, no compensation expense was recorded for the options issued under this plan.

(in millions of Swiss francs, except share and per share data)

The following table summarizes option activity under the LTIP during 2001 and 2000:

	Weighted average exercise price	Options outstanding
Balance at December 31, 1999	**134**	**857 908**
Options granted	108	461 210
Options canceled/forfeited	118	(19 218)
Balance at December 31, 2000	**125**	**1 299 900**
Options granted	112	461 444
Options issued on conversion of stock appreciation rights	165	60 799
Options canceled/forfeited	115	(43 694)
Balance at December 31, 2001	**123**	**1 778 449**

In January 1998, the Company issued 68 500 stock appreciation rights to certain of its senior managers with an exercise price of CHF 165, which equaled the market value of the common stock at grant date. These rights entitle the participants to receive the appreciation in the common stock's market value between grant date and exercise date in cash or under certain circumstances in common stock. These rights vest ratably over a three year period and expire after ten years from date of grant. In March 2001, the remaining 60 799 stock appreciation rights under this plan were, according to the provisions of the plan, converted to stock options with an exercise price of CHF 165. In 2001 and 2000, no compensation expense was recognized on the stock appreciation rights.

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2001:

		Stock Options Outstanding		Stock Options Exercisable	
Exercise price range	Weighted average exercise price	Number of out-standing options	Weighted average remaining contractual life (in years)	Number of out-standing options	Weighted average remaining contractual life (in years)
108–115	111.13	1 383 431	5.1	178 034	7.6
165	165.00	395 018	2.7	395 018	2.7
		1 778 449		573 052	

In connection with the LTIP 2000, the Company granted 33 288 restricted shares of common stock, which are restricted for three years from the date of grant, to 376 participants. The market value of the common stock at date of grant was CHF 108 per share. Compensation expense of approximately CHF 3.6 million has been recognized in 2000 related to the grant of these shares.

In connection with the LTIP 2001, the Company granted 96 729 restricted shares of common stock, which are restricted for three years from the date of grant, to 639 participants. These restricted shares were granted as part of the payment of the 2000 incentive bonus, which was recorded as compensation expense in 2000. The market value of the common stock at date of grant was CHF 112 per share.

LEXIP – In April 1998, the Company established a Long-term Executive Incentive Plan in which five participants were given the right to purchase 6 007 shares of common stock at the market value at grant date of CHF 183. For each share purchased, four stock options (total 24 028) were granted to the participants. The strike price of the options is the market value of the shares of common stock at the date of the grant, CHF 183. These options vest after four years and expire after seven years from date of grant. As of December 31, 2001, 12 560 of the stock options have been forfeited. In 2001 and 2000, no compensation expense was recorded under this plan.

ESOP – In 1998, the Company established a plan which enables substantially all employees to annually purchase up to 20 shares of common stock at a price equal to 85 percent of the average market price, as defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares, pursuant to the Company's "Employee Share Ownership Plan". During 2001, 2 279 employees (2000: 2 836 employees) purchased 40 069 shares (2000: 50 099 shares) for which approximately CHF 4 million (2000: CHF 5 million) was paid to the Company. In 2001 and 2000, no compensation expense was recorded under this plan.

MAB – In 1998, the Company established a "Mitarbeiterbeteiligungsplan" (Employee Investment Plan) which grants annually to most Swiss employees (as an enhancement to their pension plan arrangements) the right to purchase 20 shares of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price is adjusted). The rights vest at the grant date and become exerciseable at the date of the employees' retirement or termination. As of December 31, 2001, 393 300 rights (2000: 307 060 rights) have been granted and 90 560 rights (2000: 74 300 rights) were exercised. Compensation expense is recorded in the year the rights are granted and in 2001 CHF 8 million (CHF 10 million in 2000) of compensation expense was recorded under this plan.

PSP – In 2001, the Company established a Performance Share Plan for selected key management and non-executive Board members (participants). In accordance with the PSP, participants are granted rights to receive shares of common stock of the Company if the performance of the Company, defined and measured as Total Shareholder Return (TSR), during the measurement period under the PSP meets or exceeds specified conditions and the share price of the Company is equal to or higher than the market value of shares at the beginning of the measurement period. The TSR includes three parameters: (i) the change in the share price from the close of the first trading day at the beginning of the measurement period to the share price at the close of the last trading day at the end of the measurement period, expressed as a percentage; (ii) any dividends paid or payable for the measurement period and (iii) any extraordinary returns paid to the shareholders during the measurement period. In 2001, 86 700 rights were granted to 137 participants with a measurement period from January 1, 2001 through December 31, 2003. The share price as of the beginning of the measurement period was CHF 109.25, the market value of the shares on January 3, 2001. The rights vest ratably over a three year period except when a participant voluntarily terminates employment, in which case all rights are forfeited. Each right is entitled to receive from one share up to a maximum of four shares of Company common stock, depending on the Company's share price and the Company's TSR ranking within the benchmark group at the end of the measurement period. As a result of terminations from the plan, a total of 1 250 rights have been returned to the Company. As the conditions of the PSP were not met, no compensation expense was recorded under this plan in 2001.

Change in control and reserve of shares

Upon a change in control of the Company (defined as for LEAP 30 percent, for LTIP 2001, 2000 and 1999 33.33 percent, LTIP 1998 50 percent and for PSP 20 percent, such percentage, in each case, as a percentage of total voting power. Additionally, for the PSP in a merger where the Company's shareholders retain less than 50 percent of total

(in millions of Swiss francs, except share and per share data)

voting power or the Company's board of directors does not maintain a majority of the voting rights in the board of the combined company), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

To cover demands for future option plans that may be established in the next five years, the Company plans to purchase up to 5 percent of its common stock (exclusive of the shares purchased from Novartis AG in the spin-off). At December 31, 2001, the Company had 1.8 million shares (2000: 1.7 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

Pro forma disclosure

The pro forma net income and earnings per share for 2001 and 2000 have been determined as if the Company had used the fair value method of accounting for its stock option grants and employee share ownership plan in accordance with the provisions of SFAS No. 123. The pro forma amounts presented below reflect the portion of the estimated fair value of awards granted in 2001 and 2000, based on the vesting or service period over which the awards are earned.

Year-ended December 31,	2001	2000
Pro forma income from continuing operations	368	410
Pro forma income from discontinued operations	0	34
Cumulative effects of change in accounting principles, net of tax	2	0
Pro forma net income	**370**	**444**
Pro forma earnings per share – basic and diluted:		
Continuing operations	5.53	6.19
Discontinued operations	–	0.50
Cumulative effects of change in accounting principle	0.04	–
Pro forma net income per share	**5.57**	**6.69**

The Company used the Black-Scholes model to value the stock options granted. The weighted-average assumptions used to estimate the fair value of the options included in the pro forma amounts are as follows:

Year-ended December 31,	2001	2000
Expected option lives in years	7.04	7.36
Expected volatility in percentage	29.93	32.36
Risk-free interest rate in percentage	3.60	3.94
Expected dividend yield in percentage	1.80	1.85
Weighted average fair value in CHF	33.13	36.14

17. Retirement benefits

Pension plans

Employees receive and the Company funds pensions and retirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and non-contributory defined benefit and defined contribution plans.

Defined contribution plans:

In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 19 million in 2001 and CHF 19 million in 2000.

Defined benefit plans

Benefits are generally based on years of service, levels of compensation or stated amounts for each year of service.

The components of net pension and postretirement expense for the Company-sponsored defined benefit plans were:

	Pension benefits		Postretirement benefits	
	2001	2000	2001	2000
Major plans				
Service cost	92	114	1	1
Interest cost	185	162	5	5
Expected return on plan assets	(252)	(239)	0	0
Amortization of prior service cost	0	(3)	(1)	(1)
Other (gains), losses and amortization net	(38)	(36)	0	(3)
Benefit expense (income) major plans	(13)	(2)	5	2
Other plans	2	3	0	0
Total benefit expense (income)(1)	(11)	1	5	2

(1) In connection with the sale of the Performance Polymers business on May 31, 2000 (see Note 3), the pension benefits and post-retirement benefits, liabilities and related assets for the active employees and certain retirees of the Performance Polymers business were assumed by the purchaser.

For the Company's major plans, the following table provides a reconciliation of the changes in the benefit obligation, the changes in the fair value of assets, and the funded status of the plans as of December 31, 2001 and 2000:

	Pension benefits		Postretirement benefits	
	2001	2000	2001	2000
Benefit obligation, beginning of year	3 340	3 588	66	73
Service cost	92	114	1	1
Interest cost	185	162	5	5
Participant contributions	20	23	2	0
Actuarial (gains) loss	74	(33)	1	(2)
Plan amendments	7	(4)	0	(2)
Change in consolidation scope	0	(339)	0	(8)
Benefits paid	(157)	(141)	(7)	(5)
Foreign currency translation	(65)	(30)	(1)	4
Other	36	0	0	0
Benefit obligation, end of year	3 532	3 340	67	66
Plan assets, beginning of year	3 939	3 862	0	0
Actual return on plan assets	(505)	463	0	0
Employer contributions	60	59	5	5
Participant contributions	20	23	2	0
Change in consolidation scope	0	(302)	0	0
Benefits paid	(157)	(141)	(7)	(5)
Foreign currency translation	(53)	(25)	0	0
Other	(12)	0	0	0
Plan assets, end of year	3 292	3 939	0	0
Funded status	(240)	599	(67)	(66)
Unrecognized net (gain) loss	415	(510)	(17)	(19)
Unrecognized prior service cost	(9)	(4)	(8)	(9)
Net amount recognized, major plans(1)	166	85	(92)	(94)
Other plans	(9)	(9)	0	0
Total net amount recognized	157	76	(92)	(94)

(1) Refer to footnote (1) to the previous table.

(in millions of Swiss francs, except share and per share data)

Certain of the Company's pension plans have accumulated benefit obligations that exceed plan assets by CHF 501 million in 2001 and CHF 425 million in 2000. Those plans have aggregate accumulated benefit obligations of CHF 882 million in 2001 and CHF 464 million in 2000 and plan assets of CHF 381 million in 2001 and CHF 39 million in 2000. These unfunded plans are mainly in Germany, where in line with local practices, the Company has not funded the pension plans of its German subsidiaries. This results in accrued pension costs, which exceed the unfunded accumulated benefit obligation of approximately CHF 435 million in 2001 and CHF 438 million in 2000.

The Company recognizes a minimum pension liability for pension plans when the accrued pension cost for the plan is less than the unfunded accumulated benefit obligation. This minimum pension liability has no impact on income. In 2001, the Company recorded a minimum pension liability of CHF 53 million, which was offset by recording an intangible asset of CHF 22 million and by reducing equity through accumulated other comprehensive income of CHF 31 million, before tax of CHF 12 million.

The amounts recognized in the Consolidated Balance Sheets as of December 31, 2001 and 2000, related to retirement benefits consists of the following:

	Pension benefits		Postretirement benefits	
	2001	2000	**2001**	2000
Prepaid benefit cost	**650**	565	**0**	0
Accrued benefit liability	**(546)**	(489)	**(92)**	(94)
Intangible asset	**22**	0	**0**	0
Accumulated other comprehensive income	**31**	0	**0**	0
Total net amount recognized	**157**	76	**(92)**	(94)

The weighted average key actuarial assumptions used to compute the benefit obligations were as follows:

	Pension benefits		Postretirement benefits	
	2001	2000	**2001**	2000
Discount (interest rate)	**5.3%**	5.5%	**7.2%**	7.7%
Rate of increase in compensation levels	**2.9%**	3.2%	**n.a.**	n.a.
Expected long-term rate of return on plan assets	**6.5%**	6.3%	**n.a.**	n.a.

The weighted average healthcare cost trend rate is 9.5 percent for 2002 and is assumed to decrease to an ultimate trend rate of 5.0 percent in 2008. A one percent annual increase in the assumed healthcare cost trend rate would increase the 2001 accumulated postretirement benefit obligation by approximately CHF 3 million and the annual postretirement benefit cost by approximately CHF 0.3 million. A one percent annual decrease in the assumed healthcare cost trend rate would decrease the 2001 accumulated postretirement benefit obligation by approximately CHF 2 million and the annual postretirement benefit cost by approximately CHF 0.3 million.

The market value of the Company's shares held by its various pension plans was approximately CHF 52 million as of December 31, 2001, and CHF 55 million as of December 31, 2000.

Number of personnel and personnel expenses
The Company employed in its continuing operations 19 683 employees at December 31, 2001 and 20 306 at December 31, 2000.

The Company's salaries and wages, including social charges in its continuing operations, were CHF 1 796 million in 2001 and CHF 2 047 million in 2000. The Company's salaries and wages, including social charges in its discontinued operations were CHF 130 million for the five month period ended May 31, 2000, the date of Polymers divestment.

18. Earnings per share
In 2001 and 2000 there was no difference in basic and diluted earnings per share. In 2001 and 2000, basic and diluted weighted average numbers of shares outstanding were the same and amounted to 66 419 147 in 2001 and 66 311 879 in 2000. For purposes of calculating basic and diluted earnings per share in 2001 and 2000, there was no required adjustment to the reported income from continuing operations, discontinued operations or in net income.

The calculation of diluted earnings per share considers the effect of the Company's outstanding convertible bonds and stock options as further described in the following paragraphs.

Diluted earnings per share assumes (i) that the 1.25 percent convertible bonds, issued in 1998, were converted at the beginning of the year in 2001 and 2000, with related interest and common shares adjusted accordingly, and (ii) that the weighted average shares outstanding were increased by shares issuable upon exercise of those stock options for which the average stock market price exceeded the exercise price, less shares which could have been purchased by the Company with the related proceeds receivable from the exercise of the stock options. These two calculations are not considered in calculating diluted earnings per share if the effect would be antidilutive, that is the diluted earnings per share would be higher than the basic earnings per share.

For the years ended December 31, 2001 and 2000, the calculation of diluted earnings per share excluded the assumed conversion of the 1.25 percent convertible bonds, issued July 1998, due 2003, as their inclusion would have been antidilutive.

In 2001, the calculation of diluted earnings per share excluded 1 768 952 stock options (2000: 1 297 543 stock options) with exercise prices between CHF 108 and CHF 183 as their exercise prices were greater than the average market price of the common shares for the year.

19. Related party transactions
Transactions with associated companies
The Company had receivables with associated companies of CHF 0 million in 2001 and CHF 12 million in 2000. Investments in affiliates of CHF 157 million in 2001 and CHF 278 million in 2000 are included in financial investments and are described in Note 8.

Loans receivable from equity affiliates of CHF 10 million in 2001 and CHF 52 million in 2000 are included in other assets. Included is a loan to CIMO Compagnie Industrielle de Monthey SA, of CHF 10 million in 2001 and 2000, which bears interest at 3 percent in 2001 (2000: 2 percent). In 2000, a variable interest rate loan from Hexcel Corporation was outstanding and amounted to CHF 42 million (USD 25 million). This loan was repaid in 2001.

The Company had payables and accrued expenses to equity affiliates of CHF 11 million in 2001 and CHF 46 million in 2000.

Other
The fair value of the compensation paid to members of the Board of Directors was CHF 1.8 million in 2001 and CHF 1.6 million in 2000. There were no loans between the Company and members of the Board of Directors.

(in millions of Swiss francs, except share and per share data)

20. Commitments and contingencies

Lease Commitments

The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2002 CHF 44 million; 2003 CHF 32 million; 2004 CHF 56 million; 2005 CHF 18 million; 2006 CHF 6 million; 2007 and thereafter CHF 7 million. Rental expense amounted to CHF 74 million in 2001 and CHF 85 million in 2000.

Purchase Commitments

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

Guarantees

In the normal course of business, the Company has provided guarantees of approximately CHF 36 million. Although it is not practical to estimate their fair value, the Company does not expect to incur losses as a result of these guarantees.

Contingencies

The Company operates in countries where political, economic, social, and legal developments could have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters. In connection with its Toms River, New Jersey site in the United States, the Company has been named as a defendant in several actions (see "Environmental matters" below). Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

As a result of a dispute over certain agreements with third parties, in the context of the Company's divestment of the Performance Polymers Business in 2000, the third parties have initiated arbitration proceedings against the Company. Although the outcome cannot be predicted with certainty, management is of the opinion that this matter will not have any material adverse effects on the financial position or results of operations of the Company.

Taxes

In their tax audit of the Company's operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings have been initiated in relation to this matter. In management's opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or results of operations of the Company.

Environmental Matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws.

For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 748 million at December 31, 2001 and CHF 798 million at December 31, 2000 have been recorded in the accompanying Consolidated Balance Sheets. The main difference between 2001 and 2000 relates to changing foreign currency exchange rates, usage of the provisions, and updates to the estimated costs to complete outstanding claims and issues. The Company's environmental protection and improvement cash expenditures were approximately CHF 43 million in 2001 (CHF 47 million in 2000), including investments in construction, operations and development.

In the agreement on the Company's spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company's assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

In 1998, certain litigation matters related to sites located in the United States were settled with the insurance companies. The Company received the cash of approximately CHF 43 million, net of related legal costs incurred, in 1999 and such amount was included as a reduction in selling, general and administrative expenses in 1998. The Company has not reflected any potential insurance recoveries that may be available in the future.

The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated.

Clean-up of the most significant sites has been or is nearly completed, except for two major sites where remediation measures are still in discussion, as described in the following paragraphs.

At its Toms River, New Jersey remediation site the Company agreed with the United States Environmental Protection Agency to implement the selected remedy, which involves design and construction of a large bio-remediation project over the next eight to ten years. Based on management's current estimates, the Company's environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In connection with the former operation of the Ciba-Geigy plant in Toms River, the Company and two other companies were contacted by attorneys representing the interests of approximately 70 families, each of which has or had a child with cancer. These families claimed that the cancer was caused by exposure to contaminated drinking water and

(in millions of Swiss francs, except share and per share data)

that the contamination was partly caused by the former operations at the plant. All parties engaged themselves in informal dispute resolution proceedings over the past 4 years, which led to a settlement in 2001. The total amount owed by the Company has been sufficiently provided for in its environmental provisions and will not have a material adverse effect on the Company's financial position or results of operations.

In 2000, several actions were filed against the Company's subsidiary in the United States in New Jersey state court seeking medical monitoring as well as payment of damages for alleged personal injuries and property damage. The individual plaintiffs in these suits claim that the manufacturing operations at the Toms River plant from 1952 through its closure in 1996 are linked to and caused their damages. None of these plaintiffs were involved in the settlement described in the preceding paragraph. These cases are in the discovery stage of litigation. The Company does not believe these claims have merit and it is vigorously defending itself.

The planning for the total clean-up of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the clean-up lies with eight chemical companies, including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remediation effort could require up to fifteen years to complete. In management's opinion, based on the current remediation plans, the Company's environmental provisions are adequate to cover the Company's share of the expected costs to complete the remediation at this site.

The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company's obligation to indemnify is unlimited in time or amount. Novartis' environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

In management's opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company's operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

21. Valuation and qualifying accounts and reserves

Allowance for doubtful accounts

For the year ended December 31,	2001	2000
Balance at beginning of year	**118**	125
Additions (deductions) charged (credited) to cost and expenses, net	**22**	24
Other, net[1]	**(20)**	(30)
Currency adjustments	**0**	(1)
Balance at end of year	**120**	**118**

Allowance for obsolete and slow moving inventory

For the year ended December 31,	2001	2000
Balance at beginning of year	**73**	78
Additions (deductions) charged (credited) to cost and expenses, net	**5**	17
Other, net[1]	**(13)**	(22)
Currency adjustments	**1**	0
Balance at end of year	**66**	**73**

Deferred income tax valuation allowance

For the year ended December 31,	2001	2000
Balance at beginning of year	**143**	217
Additions (deductions) charged (credited) to cost and expenses, net	**3**	(70)
Other, net[1]	**0**	(8)
Currency adjustments	**0**	4
Balance at end of year	**146**	**143**

(1) Other, net is primarily additions and deductions applicable to acquisitions and divestitures, amounts written-off and miscellaneous other adjustments.

Report of the Group Auditors to the General Meeting of the Shareholders of Ciba Specialty Chemicals Holding Inc., Basel

As auditors of the Group, we have audited the consolidated financial statements (statement of income, balance sheet, statement of cash flows, statement of shareholders' equity and notes presented on pages 14 to 34) of Ciba Specialty Chemicals Holding Inc. and its subsidiaries for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards generally accepted in the United States and in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with United States Generally Accepted Accounting Principles and comply with the Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

ARTHUR ANDERSEN AG

Eric G. Ohlund Patrick Fawer

Basel, January 18, 2002

Summary of Selected Financial Data

(in millions of Swiss francs, except share and per share data)

	2001	2000	1999	1998	1997
Results of operations					
Net sales	7 367	7 902	7 244	6 632	6 196
Operating income (loss)	761	876	632	(528)	357
Income (loss) from continuing operations(1)	380	418	238	(971)	222
Income (loss) from discontinued operations, net of tax(2) (3)	–	34	87	(13)	60
Cumulative effects of change in accounting principles, net of tax(4)	2	–	–	–	–
Net income (loss)(5)	382	452	325	(984)	282
Basic earnings (loss) per share					
Continuing operations(1)	5.72	6.31	3.58	(14.65)	3.25
Discontinued operations(3)	–	0.50	1.31	(0.20)	0.88
Cumulative effects of change in accounting principles	0.04	–	–	–	–
Net income (loss) per share(5)	5.76	6.81	4.89	(14.85)	4.13
Diluted earnings (loss) per share					
Continuing operations(1)	5.72	6.31	3.58	(14.65)	3.25
Discontinued operations(3)	–	0.50	1.31	(0.20)	0.88
Cumulative effects of change in accounting principles	0.04	–	–	–	–
Net income (loss) per share(5)	5.76	6.81	4.89	(14.85)	4.13
Equity per share	59.08	56.82	54.74	48.94	68.58
Dividend per share(6)	2.00	2.00	2.00	2.00	2.00
Capital reduction per share(6)	1.00	–	–	–	–
Weighted average number of shares outstanding					
Basic	66 419 147	66 311 879	66 454 357	66 293 130	68 158 845
Diluted	66 419 147	66 311 879	66 462 898	66 293 130	68 158 845
Other data – continuing operations					
Net sales development percentage	(7%)	9%	9%	7%	14%
Restructuring and special charges(7)	0	2	0	1 286	296
EBITDA, before restructuring and special charges	1 230	1 348	1 086	1 175	972
EBITDA margin, before restructuring and special charges	16.7%	17.1%	15.0%	17.7%	15.7%
Capital expenditures	259	249	267	396	413
Depreciation and amortization	469	470	454	418	319
Research and development	276	293	256	249	250
Personnel costs	1 796	2 047	1 836	1 883	1 650
Number of employees at year end	19 683	20 306	20 117	21 148	18 137
Balance sheet data					
Current assets	4 827	4 797	4 272	4 284	4 734
Property, plant and equipment, net	3 565	3 787	3 914	3 853	3 454
Total assets	11 718	12 105	12 407	12 045	10 151
Short-term debt	316	371	1 174	1 905	1 814
Long-term debt	3 678	3 859	4 265	3 648	294
Common stock	721	721	721	721	721
Shareholders' equity	3 908	3 754	3 638	3 252	4 553

(in millions of Swiss francs, except share and per share data)

Business segment data[8]	2001	2000	1999	1998	1997
Plastic Additives					
Net sales	**1 834**	1 959	1 784	1 609	1 781
Operating income	**271**	314	276	273	246
EBITDA	**388**	423	377	375	352
EBITDA margin	**21.1%**	21.6%	21.1%	23.3%	19.8%
Coating Effects					
Net sales	**1 944**	2 118	1 955	1 823	1 820
Operating income	**304**	366	305	298	280
EBITDA	**411**	475	403	392	373
EBITDA margin	**21.1%**	22.4%	20.6%	21.5%	20.5%
Water & Paper Treatments[9]					
Net sales	**1 486**	1 558	1 408	1 100	385
Operating income	**82**	111	68	94	26
EBITDA	**157**	187	151	168	45
EBITDA margin	**10.6%**	12.0%	10.7%	15.3%	11.7%
Textile Effects					
Net sales	**1 673**	1 841	1 683	1 678	1 776
Operating income	**183**	204	117	111	162
EBITDA	**248**	275	179	172	223
EBITDA margin	**14.8%**	14.9%	10.6%	10.2%	12.6%
Home & Personal Care					
Net sales	**430**	426	414	422	434
Operating income	**67**	58	62	68	58
EBITDA	**95**	80	85	91	80
EBITDA margin	**22.2%**	18.8%	20.5%	21.5%	18.4%
Discontinued operations[10]					
Performance Polymers business					
Net sales		774	1 729	1 791	1 626
Operating income (loss)		57	131	(17)	82
Gain on sale, net of tax		34	-	-	-
EBITDA		n.m.	193	140	217
EBITDA margin		n.m.	11.2%	7.8%	13.3%

See Glossary of Financial Terms for definitions of equity per share, net sales development in percentage, EBITDA and EBITDA margin.

Footnotes

(1) Included in income from continuing operations is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000, CHF 1 274 million or CHF 19.22 per share in 1998 and CHF 222 million or CHF 3.27 per share in 1997.

(2) The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company's Performance Polymers business which was sold on May 31, 2000. This gain includes income from operations, net of taxes, of CHF 37 million and a CHF (3) million loss on the sale of the net assets of the Performance Polymers business. (See footnote (10) below).

(3) Included in income from discontinued operations is restructuring and special charges, net of tax of CHF 68 million or CHF 1.03 per share in 1998 and CHF 56 million or CHF 0.82 per share in 1997.

(4) On January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(5) Included in net income is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000, CHF 1 342 million or CHF 20.24 per share in 1998 and CHF 278 million or CHF 4.09 per share in 1997.

(6) The Board of Directors proposes a payment to the Company's shareholders in 2002 of an unchanged dividend of CHF 2 per share, based on 2001 results and a capital reduction of CHF 1 per share. If approved, the capital reduction will take the form of a reduction in the nominal value of each share from CHF 10 per share to CHF 9 per share. Both the dividend and capital reduction are subject to shareholder approval at the Annual General Meeting on March 22, 2002. If approved, the Company expects that the dividend will be distributed on March 27, 2002 and expects, subject to various conditions, that payment from capital reduction will be made on June 28, 2002.

(7) Included in the 1998 restructuring and special charges is CHF 1 012 million for the write-off of acquired in-process research and development costs associated with the acquisition of Allied Colloids.

(8) In the first half of 2001, the Company implemented a new organizational structure which created five segments focused on specific customer markets. The five reporting segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. Amounts reported for the previous periods have been restated to conform to the 2001 presentation.

(9) The 1998 Financial data for Water & Paper Treatment Segment includes the results of the water and paper treatment business acquired from Allied Colloids for the nine month period commencing April 1, 1998, the date of the Allied Colloids acquisition.

(10) Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division's business and do not include an allocation of the Company's interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment (see Note 3 to the Consolidated Financial Statements).

n.m.: Data is not meaningful as the Performance Polymers business was sold on May 31, 2000 (see footnote (10) above).

	Group holding %	Selling	Manufacturing	Research	Services, Finance
EUROPE					
Austria					
Ciba Spezialitätenchemie GmbH, Wien	100	•			
Belgium					
Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	•			
Finland					
Ciba Specialty Chemicals Finland OY, Helsinki	100	•			
France					
Ciba Spécialités Chimiques SA, Rueil–Malmaison	100	•	•		
Société Nouvelle de Chimie Industrielle (S.N.C.I.) SA, Saint Jeoire	100	•	•	•	
Société Pyrénéenne de coloration "Sopyco" Sàrl, Abidos	100	•	•		
Germany					
Ciba Spezialitätenchemie Grenzach GmbH, Grenzach-Wyhlen	100		•	•	
Ciba Spezialitätenchemie Holding Deutschland GmbH, Lampertheim	100				•
Ciba Spezialitätenchemie Lampertheim GmbH, Lampertheim	100	•	•	•	
Ciba Spezialitätenchemie Pfersee GmbH, Langweid/Lech	100	•	•	•	
Greece					
Ciba Specialty Chemicals Hellas ABEE, Athens	100	•	•		
Hungary					
Ciba Specialty Chemicals Magyarorszag, Kft., Budapest	100	•			
Italy					
Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)	100	•	•	•	
Magenta Master Fibres, S.p.A., Milano	60	•	•	•	
Netherlands					
Ciba Specialty Chemicals International Nederland B.V., Maastricht	100				•
Ciba Specialty Chemicals (Maastricht) B.V., Maastricht	100	•	•	•	
EFKA Additives B.V., Heerenveen	100	•	•		
Portugal					
Ciba Especialidades Químicas Lda., Porto	100	•			
Spain					
Ciba Especialidades Químicas S.L., Barcelona	100	•	•		
Sweden					
Ciba Specialty Chemicals Sweden AB, Göteborg	100	•			
Switzerland					
Ciba Specialty Chemicals Holding Inc., Basel[1]					•
Ciba Spécialités Chimiques Monthey SA, Monthey	100		•		
Ciba Spezialitätenchemie AG, Basel	100	•	•	•	
Ciba Spezialitätenchemie Finanz AG, Basel	100				•
Ciba Spezialitätenchemie International AG, Basel	100				•
Ciba Spezialitätenchemie Kaisten AG, Kaisten	100		•		
Ciba Spezialitätenchemie Schweizerhalle AG, Muttenz	100		•		
Ciba Spezialitätenchemie Services AG, Basel	100				•
CIMO Compagnie Industrielle de Monthey SA, Monthey	50				•
Turkey					
Ciba Özel Kimyevi Ürünler Sanayi ve Ticaret Ltd., Istanbul	100	•			
United Kingdom					
Ciba Specialty Chemicals PLC, Macclesfield	100	•	•	•	
Ciba Specialty Chemicals Investment PLC, Macclesfield	100				•
Ciba Specialty Chemicals Water Treatments Ltd., Bradford	100	•	•	•	
AMERICAS					
Argentina					
Ciba Especialidades Químicas S.A., Buenos Aires	100	•			
Bermuda					
Chemical Insurance Company Ltd., Hamilton	100				•
Ciba Specialty Chemicals International Finance Ltd., Hamilton	100				•
Ciba Specialty Chemicals Investment Ltd., Hamilton	100				•
Brazil					
Ciba Especialidades Químicas Ltda., São Paulo	100	•	•		
Canada					
Ciba Specialty Chemicals Canada Inc., Mississauga	100	•	•		
Ciba Specialty Chemicals Water Treatments Corp., Brampton	100	•			
Chile					
Ciba Especialidades Químicas Ltd., Santiago de Chile	100	•			
Ciba Especialidades Químicas Conosur S.A., Santiago de Chile	67	•			
Colombia					
Ciba Especialidades Químicas S.A., Bogota	100	•	•		
Guatemala					
Ciba Especialidades Químicas, S.A. (ACC), Guatemala	100	•	•		
Mexico					
Ciba Especialidades Químicas Mexico S.A. de C.V., Mexico	100	•	•		
Panama					
Ciba Especialidades Químicas Colon S.A., Colon	100	•			
United States of America					
Ciba Specialty Chemicals Corporation, Tarrytown, NY	100	•	•	•	
Ciba Specialty Chemicals Water Treatments Inc., Suffolk, VA	100	•	•	•	

	Group holding %	Selling	Manufacturing	Research	Services, Finance
ASIA-PACIFIC					
Australia					
Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	•	•		
China					
Ciba Specialty Chemicals (China) Ltd., Beijing	100				•
Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong	100	•			
Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai	100	•			
Guangdong Ciba Specialty Chemicals Co., Ltd. Panyu, Guangdong	95	•	•		
Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou	80	•	•		
Qingdao Ciba Dyes Co. Ltd., Qingdao	94	•	•		
Qingdao Ciba Pigments Co. Ltd., Qingdao	91	•	•		
Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai	67	•	•		
Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen	85	•	•		
Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan	49	•	•		
India					
Ciba India Private Ltd., Mumbai	100				•
Ciba Specialty Chemicals (India) Ltd., Mumbai[(2)]	51	•	•	•	
Diamond Dye-Chem Limited, Mumbai	51	•	•		
Swathi Organics & Specialities Pvt. Ltd., Pondicherry	22	•	•		
Indonesia					
P.T. Ciba Specialty Chemicals Indonesia, Jakarta	80	•	•		

	Group holding %	Selling	Manufacturing	Research	Services, Finance
Japan					
Chemipro Fine Chemical Kaisha Ltd., Kobe	51	•	•		
Ciba Specialty Chemicals K.K., Takarazuka/ Tokyo	100	•		•	
Musashino-Geigy Co. Ltd., Tokyo	60	•	•		
Nippon Alkyl Phenol Co. Ltd., Tokyo	46	•	•		
Republic of Korea (South Korea)					
Ciba Specialty Chemicals Korea Ltd., Seoul	100	•			
Daihan Swiss Chemical Corp., Seoul	50	•	•	•	
Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	•			
Malaysia					
Ciba Specialty Chemicals (Malaysia) SDN. BHD., Klang	70	•	•		
New Zealand					
Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	•	•		
Singapore					
Ciba Specialty Chemicals (Singapore) Pte Ltd., Singapore	100	•	•		
South Africa					
Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	•			
Taiwan					
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	•	•		
Thailand					
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	•	•		
Ciba Specialty Chemicals Industries Ltd., Bangkok	95	•	•		

(1) Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of Ciba Specialty Chemicals Group. Its shares are listed on the Swiss Exchange and since August 2, 2000, the Company's American Depository Shares ("ADSs") are listed on the New York Stock Exchange. Two ADSs represent one share of the Company's common stock.

(2) The shares of Ciba Specialty Chemicals (India) Ltd., Mumbai are listed on the Mumbai Stock Exchange. The total market value of the 13 280 819 shares of the company as of December 31, 2001 was approximately CHF 33 million (INR 971 million).

Ciba Speciality Chemicals Holdings Inc. Financial Statements

(in millions of Swiss francs, except share and per share data)

Statement of income	2001	2000
Financial income	466	188
Extraordinary income	0	55
Total income	466	243
Administrative expenses	8	8
Financial expenses	34	36
Taxes	(1)	20
Extraordinary expenses	0	30
Total expenses	41	94
Profit for the year	425	149

Balance sheet	December 31 2001	December 31 2000
Assets		
Cash and cash equivalents	487	323
Short-term investments	31	124
Accounts receivable:		
Subsidiaries	763	484
Third parties	33	8
Total current assets	1 314	939
Financial investments	2 124	2 201
Total long-term assets	2 124	2 201
Total assets	3 438	3 140

Liabilities and shareholders' equity		
Liabilities:		
Subsidiaries	188	204
Third parties	35	51
Bonds	300	300
Accrued liabilities	126	138
Total liabilities	649	693
Common stock	721	721
Legal reserves:		
General reserve	1 249	1 121
Treasury stock reserve	320	399
Retained earnings brought forward	499	206
Total shareholders' equity	2 789	2 447
Total liabilities and shareholders' equity	3 438	3 140

Notes to the financial statements of Ciba Specialty Chemicals Holding Inc.

1. Summary of significant accounting policies

The accompanying financial statements have been prepared in accordance with the requirements of the Swiss Code of Obligations.

The short-term positions on the balance sheet denominated in foreign currencies are translated into Swiss Francs at year-end exchange rates. The resulting exchange rate differences and the differences from current business operations are charged to the income statement.

2. Short-term investments

Short-term investments include treasury stock at a book value of CHF 22 million (2000: CHF 95 million); see also note number 6.

3. Contingencies

	2001	2000
Guarantees for capital and interests for "Industrial Revenue Bonds"	402	412
Guarantees for the benefit of subsidiaries	70	83
Guarantees for bonds and notes for the benefit of subsidiaries	5 259	5 538
Total as per December 31	5 731	6 033

4. Bonds

In 1999, the Company issued a CHF 300 million straight bond with an interest rate of 3.25 percent. Interest payments are due on April 6 of each year. Date of repayment is April 6, 2009.

5. Financial investments

Financial investments include loans to subsidiaries amounting to CHF 300 million (2000: CHF 692 million). The major direct and indirect investments in subsidiaries and joint ventures of Ciba Specialty Chemicals Holding Inc. are listed in this Financial Review in the section "Major Consolidated Subsidiaries and Associated Companies".

6. Treasury stock (number)

	2001	2000
Treasury stock on January 1	6 061 434	5 675 119
Purchased at market prices	1 855 966	391 177
Sold at market prices	(1 929 453)	(4 862)
Treasury stock on December 31	5 987 947	6 061 434

(in millions of Swiss francs, except share and per share data)

7. Common stock

The General Meetings of the Shareholders on April 20, 1998 and on April 13, 2000 passed the following resolutions:

Authorised increase of common stock

Until April 13, 2002 the Board of Directors is allowed to issue a maximum of 4 million fully paid in registered shares at a par value of CHF 10 per share. This results in an increase of the common stock by CHF 40 million at maximum.

Conditional increase of common stock

The Company's common stock is increased by issuance of a maximum of 4 million fully paid in registered shares at a par value of CHF 10 per share. This increase of the common stock by up to CHF 40 million is restricted to the execution of option and conversion rights. The advance subscription rights of the existing shareholders may be excluded.

The Company's common stock is increased by issuance of a maximum of 2 million fully paid in registered shares at a par value of CHF 10 per share. This increase of the common stock by up to CHF 20 million is restricted to the execution of option and conversion rights granted to the Group's employees.

8. Major shareholders

According to our knowledge the following shareholders hold more than 2 percent of the common stock:

	2001	2000
BNP Paribas (Suisse) SA, Geneva*	**2.2%**	2.2%
Chase Nominees Ltd, London*	**2.7%**	–
Putnam Group, Boston (of which registered 0.7%)	**5.2%**	–
Euroclear Nominees Ltd., Bruxelles*	–	2.1%
Hanover Nominees Ltd., London*	–	2.2%

(*registered as nominees)

These shareholders may use their voting rights up to 2 percent of the common stock.

Proposed appropriation of retained earnings	2001	2000
Retained earnings of previous year	**74**	57
Profit for the year	**425**	149
Total retained earnings	**499**	206
Distribution of a gross dividend of CHF 2.00 (2000: CHF 2.00) on 66 142 170 registered shares (2000: 66 068 683 registered shares) at a par value of CHF 10 per share (excluding treasury stock)	**132**	132
Balance to be carried forward	**367**	74

Report of the statutory auditors to the General Meeting of the Shareholders of Ciba Specialty Chemicals Holding Inc., Basel

As statutory auditors, we have audited the accounting records and the financial statements (statement of income, balance sheet, notes and proposed appropriation of retained earnings, see page 40 to 41) of Ciba Specialty Chemicals Holding Inc., for the year ended December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with the Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

ARTHUR ANDERSEN AG

Eric G. Ohlund　　Patrick Fawer

Basel, January 18, 2002

The Board of Directors of Ciba Specialty Chemicals defines the strategic direction and supervises the overall affairs of the Company, while the day-to-day management is vested in the Executive Committee. The Board also reviews the Company's key plans and objectives, identifies external opportunities and risks, and initiates the required activities.

The Members of the Board are elected by the General Meeting of Shareholders for a term of between one and four years; re-election is possible. The Chairman is elected by the Board.

The Board continues to commit to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board's charter reflects the most recent developments in Corporate Governance principles and the Board is confident that it is in compliance with international standards, in particular with regard to:

- Broad supervisory and reviewing powers being held by the Board directly supported by Internal Auditing
- A majority of the Directors being independent from the Company
- Having Board Committees in which the outside Directors hold the majority
- Having an Audit Committee comprised of financially literate outside Directors
- Providing continuous and comprehensive information to Board Members

A written charter sets out in detail the powers and responsibilities of the Board and its Committees. The three standing Board Committees in the areas of audit, finance, human resources and compensation provide modern Corporate Governance guidance and support to the full Board:

• **Audit Committee:** Erwin W. Heri (Chairman), Kurt Feller, Uli Sigg

Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, evaluates business risk assessment, evaluates scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with laws and regulations governing the preparation and filing of financial statements.

• **Finance Committee:** Armin Meyer (Chairman), Kurt Feller, Erwin W. Heri

Mission: Develops principles for financial planning, accounting/reporting, disclosure and control, reviews concepts of financial objectives to optimize shareholder value, develops finance policy, is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions, supports the preservation and enhancement of the company's reputation in the financial markets.

• **Human Resources and Compensation Committee:** Kurt Feller (Chairman), Gertrud Höhler, Peter Littmann, Armin Meyer (Member of the Human Resources Committee only)

Mission: Develops objectives and principles of human resources policy and internal communication, reviews the management development situation, develops compensation guidelines in line with overall company strategies, is informed about benefit plans for employees, is briefed in applications/implementation of principles of human resources policy, nomination and assessment of candidates to be made by the Board, supports the preservation and enhancement of the company's reputation in the human resource area, assesses the specific compensation received by the Members of the Board and the Committees and presents its findings to the Board. The Compensation Committee assesses the emoluments and terms of employment of the Chairman and Delegate of the Board, the Chairman of the Executive Committee and the Members of the Executive Committee and presents its findings to the Board.

Topics of the Board in 2001

In 2001, the Board focused on the following key topics: New organizational structure of the group ("Fit for Growth!"); strategic direction and vision of the group and the new Segments, financial control; management development; monitoring of key strategic projects, cases and risks; technology position of the group; recent developments in Corporate Governance principles (Swiss Code of Best Practice and draft of the SWX's amended listing rules) and performance review for the Board members and the Chairman and exchange views of the Board under the leadership of the Vice Chairman without the Chairman being present.

The Board of Directors

Armin Meyer
Chairman of the Board of Directors and
Chief Executive Officer,
Ciba Specialty Chemicals
Member of the Board of Directors, Zurich Financial Services
Date of Birth: July 25, 1949
Nationality: Swiss

Kurt Feller
Vice Chairman of the Board of Directors,
Ciba Specialty Chemicals
Chairman of the Board of Directors, Rieter Group
Chairman of the Board of Directors, Geberit AG
Member of the Board of Directors, Daetwyler Holding AG
Member of the Board of Directors, Scintilla AG
Date of Birth: August 31, 1937
Nationality: Swiss

Erwin W. Heri
Member of the Board of Directors
Chief Investment Officer, Credit Suisse Financial Services
Professor of Finance, University of Basel
Member of the Board of Directors, Hilti
Member of the Board of Directors, Clariden Bank
Member of the Board of Directors, DBV Winterthur
Date of Birth: March 6, 1954
Nationality: Swiss

Gertrud Höhler
Member of the Board of Directors
Professor of Humanities and author
Member of the Board of Directors, Bâloise-Holding
Member of the Board of Directors, Georg Fischer Ltd.
Management consultant
Date of Birth: January 10, 1941
Nationality: German

Jean-Marie Pierre Lehn
Member of the Board of Directors
Professor of Chemistry and
Chair of Chemistry of Molecular Interactions, Collège de France
Nobel prize for Chemistry in 1987
Date of Birth: September 30, 1939
Nationality: French

Peter Littmann
Member of the Board of Directors
Professor of Marketing at University of Witten/Herdecke
Former Chief Executive, Hugo Boss AG
Former Chief Executive, Wünsche AG
Chairman of the Board of Directors, Beautynet AG
Member of the Board of Directors, Compass Ltd. (Bata Shoe Company)
Date of Birth: December 21, 1947
Nationality: German

Uli Sigg
Member of the Board of Directors
Chairman of the Board of Directors, Ringier Group
Date of Birth: April 29, 1946
Nationality: Swiss

Financial Calendar

Ciba Specialty Chemicals reporting dates:	
First Quarter 2002 financial results	**May 2, 2002**
First Half 2002 financial results	**August 21, 2002**
Third Quarter 2002 financial results	**October 29, 2002**
The Annual General Meeting of Shareholders for the 2001 financial year will take place on in Basel, Switzerland.	**March 22, 2002**
Expected dividend payment date	**March 27, 2002**
Expected payment from capital reduction	**June 28, 2002**

Accumulated Other Comprehensive Income is a component of shareholders' equity and is the sum, at the balance sheet date, of the cumulative, net of tax amounts of (i) the currency translation adjustment, (ii) the unrealized gains and losses on available-for-sale securities, (iii) the effective portion of a derivative financial instrument's fair value, that qualify and that are designated as cash flow hedges, and (iv) the minimum pension liability, less the corresponding intangible asset.

Acquired In-Process Research and Development Costs is the portion of the consideration paid in an acquisition that is allocated to incomplete research and development (R&D) projects. The amount allocated is based on an independent appraisal using standard valuation procedures and techniques. In accordance with U.S. GAAP, in-process R&D costs are expensed immediately.

Average Invested Capital is the sum of invested capital at year end plus the invested capital as of the beginning of the year divided by two; the result is adjusted for an annualizing adjustment for acquisitions and divestitures that occurred during the reporting period, plus the current year goodwill amortization. The annualizing adjustment amends average invested capital in a way which ensures that invested capital relating to an acquisition/divestment is proportional to the period during which the investment was consolidated. To illustrate, for an acquisition where the operations are consolidated for nine months, invested capital is proportionately adjusted to reflect 75% of the amount that would normally be expected for a full year.

Basic Earnings per Share is defined as net income divided by the weighted average number of common shares outstanding during the reporting period.

Cash Flows from Operating Activities is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities.

Cash Flow Hedges are hedges of the exposure to variability in expected future cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

Commercial Paper are short-term borrowings that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.

Comprehensive Income is the change in equity of the Company during the year from transaction and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year; (ii) the current year's currency translation adjustment; (iii) the current year's unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of derivative financial instruments' fair values, net of tax, that qualify and that are designated as cash flow hedges and (v) the change in the minimum pension liability, less the change in the corresponding intangible asset, net of tax.

Convertible Bonds are debt instruments that may be converted into shares based on predefined conditions as stipulated in the debt agreement.

Defined Benefit Pension Plan is a pension plan that provides employees at their date of retirement, a predefined payment. The payment is, depending on the benefit plan, a function of one or more factors such as age, years of service or compensation level of the employee.

Defined Contribution Pension Plan is a pension plan for employees that provides the employees, at the date of their retirement, benefits based on the amount of capital paid-in by the participant or the Company, plus returns earned on the investment of those contributions.

Diluted Earnings per Share is similar to basic earnings per share (net income divided by the weighted average number of common shares outstanding) except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company. Antidilutive effects are not considered.

Derivatives, Derivative Financial Instruments are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Derivative financial instruments currently used by the Company are forward exchange contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

EBIT (Earnings Before Interest and Taxes) is calculated as operating income.

EBIT Margin is EBIT expressed as a percentage of net sales (EBIT divided by net sales).

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

EBITDA Interest Cover is calculated as EBITDA divided by net interest expense (interest expense less interest income).

EBITDA Margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).

Embedded Derivative Financial Instruments are derivatives that are included within another type of contract ("host contract") that affect some or all of the cash flows or value of other exchanges required by the host contract in a manner similar to a derivative financial instrument.

Equity per Share is calculated by dividing total shareholders' equity by the number of outstanding common shares (total common shares issued less treasury shares outstanding) at the balance sheet date.

Fair Value Hedges are hedges of the exposure to changes in the fair value of a recognized asset or a liability or an identified portion of such asset or liability (the hedged item) that is attributable to a particular risk.

Free Cash Flow is Cash Flows from Operating Activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less dividends paid. The Company uses free cash flows for reinvestment in the business, for repayment of debt and restructuring programs.

Goodwill is recognized in an acquisition of a business if the amount of the consideration paid by the Company is in excess of the fair value of the acquired entity's tangible and identifiable intangible net assets.

Gross Profit is defined as net sales less costs of goods sold.

Gross Profit Margin is Gross Profit expressed as a percentage of net sales (Gross Profit divided by net sales).

A **Hedge** is an economic relationship between a hedged item and a derivative financial instrument whereby losses or gains are expected to offset each other in whole or in part.

A **Hedged Item** is specifically identified as either all or a specific portion of a recognized asset, liability, a forecasted transaction or of an unrecognized firm commitment.

Hedge Effectiveness is the portion of the derivative financial instrument's change in fair value that offsets the change in the fair value or cash flows of the hedged item.

Hedge Ineffectiveness is the amount by which the derivative financial instrument's change in fair value does not equal the change in fair value or cash flows of the hedged item.

Identifiable Intangible Assets are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but are not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know-how, trade secrets, including processes and formulations; certain agreements such as licensing, royalty, not-to-compete, supply contracts, operating permits; and customer relationships, lists and contracts.

Intensities are amounts expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivables and accounts payable are calculated correspondingly.

Invested Capital is the sum of total assets less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) less deferred tax assets.

Minimum Pension Liability is the additional pension liability required to be recognized for a pension plan if the accumulated benefit obligation of the plan exceeds the fair value of the plan's assets (this excess obligation is the "unfunded accumulated benefit obligation") and the pension accrual recorded on the balance sheet is not equal to or greater than the unfunded accumulated benefit obligation.

Net Assets are defined as Invested Capital. Please refer to the definition of Invested Capital.

Net Current Operating Assets is the sum of inventories and accounts receivable less accounts payable.

Net Debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

Net Sales Development percentage is the change in the current period's net sales in Swiss francs over the previous period's sales in Swiss francs expressed as a percentage.

Net Sales Development percentage, in Local Currencies is the change in the current period's net sales in local currencies over the previous period's net sales in local currencies expressed as a percentage.

Notional Value (of a derivative financial instrument) is the stated contract amount or the notional principal amount if there is no stated contract amount for the financial instrument.

Velocity is calculated by dividing net sales by average invested capital for the period.

Ciba Specialty Chemicals Inc.
Klybeckstrasse 141
CH-4002 Basel
Switzerland
Tel. +41 61 636 1111
Fax +41 61 636 1212

Internet Address
www.cibasc.com

Group Communications
For media inquiries,
please contact:

Headquarters
Switzerland
Thomas Gerlach
Tel. +41 61 636 4444
Fax +41 61 636 3019

United States
Kevin Bryla
Tel. +1 914 785 2692
Fax +1 914 785 2211

Japan
Chisato Akamatsu
Tel. +81 3 5403 8220
Fax +81 3 5403 8223

Singapore
Carolyn Lo
Tel. +65 890 6130
Fax +65 890 6107

United Kingdom
Sally Seed
Tel. +44 1625 888 288
Fax +44 1625 619 002

Investor Relations
For investor or analyst inquiries,
please contact:

Headquarters
Switzerland
Matthias A. Fankhauser
Tel. +41 61 636 5081
Fax +41 61 636 5111

Rico Wiedenbruch
Tel. +41 61 636 5084
Fax +41 61 636 5111

Share Register
To report shareholder
address or other changes,
please contact:

Share Register
Ciba Specialty Chemicals Holding Inc.
P.O. Box
CH-4002 Basel
Switzerland
Tel. +41 61 636 2922 or
+41 61 636 5791
Fax +41 61 636 5243

Ciba Specialty Chemicals' 2001 Annual Report consists of the Business Review, the Financial Review and the Environment, Health and Safety Report.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals' products contained in papers, inks and other materials.

The 2001 Annual Report was developed and written by Group Communications, Corporate Finance and Group Service Law & Environment, Ciba Specialty Chemicals.

Designed and produced by Seiler Basel,
a Company of the Seiler DDB Group.
Printed in Switzerland by Birkhäuser + GBC Ltd.

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland

Ciba

Value beyond chemistry

Ciba Specialty Chemicals

Business Review 2001

Ciba







"Fit for Growth!"

Ciba Specialty Chemicals significantly strengthened its strategic and financial position over the past year, with fast and proactive measures early in 2001 to align itself along customer industries and to protect against deteriorating global economic conditions.

Five strong business Segments were formed and the organization was streamlined. As the global slowdown spread from the U.S. into Europe at mid-year, stronger emphasis was placed on cash and asset management, resulting in a 10 percent drop in inventories and an increase in free cash flow to CHF 779 million. A record amount of cash, CHF 1.6 billion, was on-hand at year-end. Net debt was reduced by 21 percent, to CHF 2.3 billion, bringing overall net debt reduction since 1998 to 56 percent. With less debt, interest expense in 2001 fell 24 percent.

Under difficult economic conditions, sales were 3 percent lower in local currencies and, due to adverse currency movements, 7 percent lower in Swiss francs, at CHF 7.367 billion. Price reductions were held to only 1 percent.

The Company's proactive strategy helped preserve profitability, despite a strong negative currency effect. The EBITDA margin[1] was kept at a high level of 16.7 percent of sales. While operating income fell 13 percent, to CHF 761 million, in local currencies both operating income and EBITDA for 2001 were essentially flat compared to 2000.

Net income from continuing operations totaled CHF 380 million, compared to CHF 418 million in 2000. Earnings per share were CHF 5.72.

With its lean structure, strengthened balance sheet and focus on cash and asset management, Ciba Specialty Chemicals has strongly positioned itself to weather the downturn and benefit as soon as the global economy improves.

[1] *EBITDA margin stands for Earnings Before Interest, Taxes, Depreciation and Amortization, divided by Sales.*

Summary of Financial Information

(in millions of Swiss francs, except per share data)

Year ended December 31,	2001	2000
Statements of income		
Net sales	**7 367**	7 902
Cost of goods sold	**4 988**	5 333
Gross profit	**2 379**	2 569
Selling, general and administrative	**1 258**	1 417
Research and development	**276**	293
Amortization of goodwill and other intangibles	**92**	94
(Income) from earnings of equity affiliates	**(8)**	(113)
Restructuring and special charges	**0**	2
Operating income	**761**	876
Interest expense	**(203)**	(265)
Interest income	**69**	56
Other financial expense, net	**(59)**	(14)
Minority interest	**(10)**	(7)
Income from continuing operations before income taxes	**558**	646
Provision for income taxes	**178**	228
Income from continuing operations	**380**	418
Gain on sale of discontinued operations, net of tax	**0**	34
Cumulative effects of change in accounting principles, net of tax	**2**	0
Net income	**382**	452
Earnings per share from continuing operations	**5.72**	6.31
Earnings per share	**5.76**	6.81
Balance sheets		
Current assets	**4 827**	4 797
Property, plant and equipment, net	**3 565**	3 787
Other long-term assets	**3 326**	3 521
Total assets	**11 718**	12 105
Current liabilities	**1 977**	2 402
Long-term liabilities	**5 833**	5 949
Shareholders' equity	**3 908**	3 754
Total liabilities and shareholders' equity	**11 718**	12 105
Statements of cash flows		
Net cash provided by operating activities	**1 054**	1 031
Net cash provided by (used in) investing activities	**(334)**	1 271
Net cash provided by (used in) financing activities	**(275)**	(1 508)
Net increase (decrease) in cash and cash equivalents	**423**	766

Geographic split of sales


Europe
Americas
Asia-Pacific
27%
37%
36%

Sales and EBITDA*


2000
2001
7.902
7.367
1.348
1.230
17.1%
16.7%
Sales
billion CHF
EBITDA
billion CHF
EBITDA
% of sales

* *EBITDA means Earnings Before Interest, Taxes, Depreciation and Amortization.*

2000
2001

Plastic Additives

Leveraging industry leadership

Plastic Additives significantly expanded its portfolio of effects in 2001, introducing eight new products and forming four new strategic partnerships. The Segment launched products that extend the shelf life of packaged goods, improve the weatherability of polyolefins used in automotive and construction and enable totally degradable plastics for agricultural applications. It also introduced a comprehensive anti-microbial concept for plastics, an extended range of durable antistatic additives and systems that resist discoloration in polyurethane foams.


1.959
1.834
423
388
21.6%
21.1%
Sales
billion CHF
EBITDA
million CHF
EBITDA
% of sales

The Segment launched *Expert Services*™, providing regulatory, safety, laboratory and educational services, further strengthening its global leadership position as a comprehensive provider of products, solutions and services. It also expanded web-based services through *SpecialChem,* the online technical solution provider for the polymer additives industry.

Process and Lubricant Additives had a strong year, with increased customer demand for its unique line of environmentally advantageous additives for engine oils, which prolong engine oil life and help reduce emissions.

Significant investments were made to expand capacity and at the same time insure long-term competitiveness for the light stabilizer Ciba® TINUVIN® 770 and the antioxidant Ciba® IRGANOX® 1076, both core products.

Business continues to be driven by substitution of other materials with plastics and meeting environmental and performance needs.

Coating Effects

Expansion through innovative technology

Coating Effects is one of the world's leading suppliers of pigments, light stabilizers, photo-initiators and other additives to the coatings, printing inks and electronics industries as well as of colorants to the plastics industry.

In 2001, it launched more than 20 new products and expanded service offerings with the purchase of EFKA Additives in the Netherlands, a provider of tailor-made solutions to the coatings industry. It also further broadened its range of light stabilizers for coatings with a novel UV absorber that is chemically bonded to paint resin for even better paint durability. It achieved a major step forward with the introduction of a new DPP red pigment that allows the production of warp-free plastic components, at the same time providing outstanding color quality. It launched a cationic photoinitiator that significantly enhances the performance of novel paints and inks systems.

A new product was launched for the electronics industry that brings improved color quality to liquid crystal displays, and a next-generation dye for recordable CDs met with enthusiastic customer response.

Corporate Color Management advised more global companies to help them maintain color consistency and protect the quality of their valuable brand logos, while customer reception of the Company's e-commerce system, *mybusiness@cibasc,* continued to be excellent with more than 4,000 customers now registered.


2.118
1.944
475
411
22.4%
21.1%
Sales
billion CHF
EBITDA
million CHF
EBITDA
% of sales

Water & Paper Treatment

The provider of choice in water & paper treatment

Water & Paper Treatment took decisive steps in 2001 to rationalize its total cost base, with a focus on improving profitability and establishing a strong platform for profitable growth.

Successfully combining the "wet-end" (process chemicals) and the "dry-end" (effect chemicals) of the Paper business was a major initiative for 2001. Extensive technical cross-training of the sales force allowed Ciba Specialty Chemicals to keep a keen focus on customers. This enabled growth in a consolidating industry through the offering of a total package of technical advisory skills as well as an outstanding product portfolio including retention aids, colors, whiteners and specialty effects.


1.558
1.486
187
157
12.0%
10.6%
Sales
billion CHF
EBITDA
million CHF
EBITDA
% of sales

In Water Treatment, key initiatives remain geographical expansion, increased market awareness of the advantages of its products, optimized global production capacity and enhanced services and expertise. Meanwhile, new pollution control accounts have been secured in very competitive markets, while a major global mining company has granted global preferred supplier status to the business opening up significant new opportunities. Various new wastewater treatment and mining products have been introduced, bringing greater efficiency and profitability gains to customers' operations.

Textile Effects

The provider of integrated textile solutions

Textile Effects offers *the* widest range of high-quality products to answer the needs throughout the textile value chain – from fiber production to weaving, pretreatment, fluorescent whitening, dyeing, printing, and finishing. 48 new products were launched in 2001, including: fabric softeners that maintain an extremely soft and smooth handle for all fibers; the "durable freshness" effect for sports and leisurewear and other clothing; new inks for high-speed ink jet printers requiring no fabric preparation; and more economical and environmentally friendly reactive black dyes for low salt cotton dyeing. Its products and services provide customers with a dynamic differentiation for their products.



1.841
1.673
275
248
14.9%
14.8%
Sales
billion CHF
EBITDA
million CHF
EBITDA
% of sales

Textile Effects showed again that it is a leading partner in the important Asian market by opening a new production site, technical support facility and training center in China in November. It also showcased its portfolio at the first *ITMA* (International Textile Machinery Association) trade fair held in Asia, with great success.

With thousands of customers to service globally, Textile Effects uses *mybusiness@cibasc* to offer expert services around the clock, including online color matching and technical support.

Ciba Specialty Chemicals is a founding member of the bluesign® program, a global independent industry standard for textile products manufactured with resource productivity, safety and the environment in mind.

Home & Personal Care

Technology opportunities building a bright future

Home & Personal Care continues to leverage Ciba Specialty Chemicals' technological strengths and existing customer relationships with the global home and personal care industry to introduce its new specialty products.

Strong market acceptance continued for its range of UV absorbers that are used in sunscreens, textiles and laundry detergents to protect people from the harmful effects of the sun. The important *In-Cosmetics* tradeshow in Germany provided opportunities to market its solutions, while the Eighth World Congress on Cancers of the Skin supported the Segment's reputation in the medical science world.

Among the new products launched in 2001: a highly efficient hair and skin conditioning agent that greatly eases combing of wet or dry hair, and an innovative skin moisturizer that retains skin moisture in a natural way and improves the sensory characteristics of personal care creams.

The home and personal care industry appreciates the Segment's outstanding fabric care whitening and hygiene effects solutions. It is both the continued success within these industries, coupled with the rapid market success achieved by its innovative solutions, on which the Segment aims to build. Industry leaders embrace those solutions in their skin creams, hair dyes and fabric care products – and a growing number of them feature the Ciba Specialty Chemicals brand on their label to support the value-adding qualities of their own products.



426
430
80
95
18.8%
22.2%
Sales
million CHF
EBITDA
million CHF
EBITDA
% of sales

Letter to Shareholders 04



Executive Committee 07



Textiles 08





10 Electronics

Home & Personal Care 12





14 Water Treatment

Packaging 16



Automotive 18





20 Agriculture

Company Structure 22

Statement from the Chairman of the Board and Chief Executive Officer



Armin Meyer

Dear Shareholders,

With a broad, Group-wide program, launched under the motto *"Fit for Growth!"* in 2001, the Company took early action to give Ciba Specialty Chemicals a simplified structure featuring a lean business- and industry-focused organization. Responding to a strong need in the markets, we laid the foundation to enhance our ability to create value by focusing on both innovative products as well as on services and integrated customer solutions.

We aligned ourselves with our customers and markets. We took the opportunity to substantially reduce costs, leveraging our simplified structure. We developed a new Group strategy and individual Segment strategies, all of which are defined and well on their way to implementation. We created a strong, dynamic company culture, based on stable and sustainable values that encourage and will reward outstanding performance. We did all of this quickly, in the shortest time possible, never losing sight of our customers and our markets.

A solid performance in a difficult environment

2001 was a difficult year, full of many challenges. We were already facing a worsening business environment by mid-year, but then the unthinkable events of September 11 brought both terrible human suffering and additional business upheaval as well. Our markets, being first in the economic cycle, were particularly affected. By year-end, we were facing a recession in almost all regions, particularly in the United States and Germany. During these difficult times, however, our customers increasingly relied on the high value and excellent reputation of our products, expertise and services. This allowed us to strengthen our market positions at a time when those markets were contracting. And, although there are no signs of a turnaround in the first half of 2002, we are seeing the first signs of stabilization in several of our markets. Nevertheless, we continue to closely monitor the situation and are prepared to take action under any circumstances.

With sales 3 percent below the level of 2000 in local currencies, we have outperformed the developments in many of our end-customer markets. This development reflects our strong operational performance. Due to unfavorable currency developments, sales were 7 percent lower in Swiss francs, at CHF 7.367 billion, when compared to 2000. Sales were affected most of all in the U.S. and Germany, and particularly in the fourth quarter. The Asia-Pacific area now represents 27 percent of our Group sales, bringing us closer to our goal of a balanced geographic sales portfolio. All Segments, with the exception of Home & Personal Care, were below the sales levels of 2000. This underscores the non-cyclical nature of the home and personal care industry. The Water & Paper Treatment Segment almost reached the same sales level of 2000 in local currencies, showing its higher resistance to adverse economic developments.

Net income from continuing operations fell 9 percent in Swiss francs to CHF 380 million, as a result of lower sales and unfavorable currency developments. It is important, however, that we maintained our EBITDA margin[1] at a good 16.7 percent level. This clearly outperformed most of our competitors and reflects our early and determined actions to reduce costs. We were able to cut administrative costs by 11 percent. We removed redundant managerial layers, and also reduced positions in administration, support areas and in production; however, we maintained the same high level of activities in research and development in terms of expenditures in relation to sales. At the same time, we were able to hold price reductions to 1 percent compared to last year – a lower level than the year before – as a result of our strategy to pursue quality ahead of volume.

We focused strongly on cash generation. Our successful, proactive management of inventories and receivables resulted in a 10 percent decline in inventories and a substantial reduction in receivables. This helped lead to a record free

[1] *EBITDA margin stands for Earnings Before Interest, Taxes, Depreciation and Amortization, divided by Sales.*

cash flow of CHF 779 million. We were able to proactively shut down manufacturing plants on a temporary basis, thereby avoiding a buildup of inventories as economic conditions worsened. All of these efforts resulted in a further reduction in debt of CHF 236 million and a cash position of CHF 1.6 billion at year-end. This cash, invested in a very conservative way, puts Ciba in a strong financial position for the challenging times ahead.

"We focused strongly on cash generation. This helped lead to a record free cash flow of CHF 779 million."

The Board of Directors has decided to recommend to shareholders that the dividend per share be maintained at CHF 2, even though there was a lower net income for 2001. One year ago, the Company did not increase the dividend, despite its improved performance, due to the uncertainty at that time about the global economic outlook. This action, however, allows the dividend to be maintained now. The Board of Directors would, though, like the shareholders to participate in the Company's strongly improved cash flow and further strengthened balance sheet positions. Therefore, it has also decided to recommend the reduction of the nominal value per share by CHF 1 to CHF 9, substantially increasing the cash paid to shareholders in a tax-favorable way.

Focused Segments – tailored strategies

Based on the Company strategy and the simplified structure introduced by Ciba Specialty Chemicals, each Segment has developed a tailored strategy, reflecting its unique position in its customers' markets while remaining responsible for increasing its service offerings, providing totally integrated customer solutions and expanding its use of e-commerce through *mybusiness@cibasc* and direct e-business links with global customers.

Plastic Additives: Its goal is to leverage its strong position in the polymer additives market to provide a wide range of specialty effects. Innovation, services and strategic partnerships will provide product differentiation and new technology platforms, while operational excellence and lowest-cost manufacturing will help drive growth. Lubricant Additives continues to meet higher engine performance needs with environmentally friendly solutions.

Coating Effects: Its target is to build on its strong position as a supplier of high-performance pigments, photoinitiators, UV absorbers and colorants in its various coatings markets through a significant commitment to research and development. Its aim is to increase the percentage of new products it offers to customers across all of the markets it serves.

Water & Paper Treatment: The rationalization of its cost base, particularly in production, is making good progress. The Water business strategy is based upon driving expansion globally, including in Asia and South America, and a focus on a clearly defined market segmentation that will flow through to R&D, bringing greater efficiency gains to customers through new products. The Paper business is leveraging Ciba Specialty Chemicals' product leadership by focusing on market segments and customers, while further strengthening its capability in terms of both technology and services.

Textile Effects: Its strategy is to provide solutions for every textile fiber at every step of the textile value chain, continuing its tradition of supplying outstanding, innovative and environmentally friendly products and services. It plans to build on its strong platform in the important Asian market and continue to pursue low-cost production.

Home & Personal Care: Its goal is to extend the breakthrough achieved with its range of UV absorbers for sunscreens and laundry detergents to other specialties, by leveraging its technological strengths in existing relationships with global home and personal care industry customers. It aims to obtain fast access to new market segments for its innovative specialties and solutions.

A position of strength

In the first two quarters of this year, Ciba Specialty Chemicals does not expect substantial changes in the current trading conditions. In such a challenging market environment, it is particularly important to continue to push our four key initiatives: profitable growth, innovation, excellence in people and cash generation through our program *"Fit for Growth!"*. Based on our simplified structure, lower cost base and our solid cash position, Ciba will take further steps to secure profitability by increasing operational efficiency and by adhering to strict cost controls. Cash flow will become an even stronger focus than before. We will finalize the previously announced reduction in positions of 720, of which more than 600 have already been achieved. In so doing, Ciba will be well positioned to master the challenges ahead.

Changing and increasingly demanding customer needs offer attractive growth opportunities on which we want to capitalize. We will fully leverage our creative potential and work on delivering new products and solutions to the market. To underscore this commitment to innovation, we are introducing a new, CHF 10 million Ciba Specialty Chemicals Research Fund. This initiative will fund new and far-reaching projects. It will be targeted at the realization of the most inspiring and promising ideas for new products and technologies. One example of how our innovation led to profitable growth in 2001 was Ciba® IRGAPHOR® Ultragreen MX, our latest offering for recordable compact disc manufacturers in the electronics industry. It is the dye most frequently used around the world to form the "recording layer" of CDs and enjoyed increasing customer demand throughout the year.

Our ambition is also to complete some acquisitions in 2002; however, clear targets for return on investment have been established to mitigate risks and to ensure a positive impact on the bottom line. The target for all acquisitions is to provide additional sales or to bring unique technologies into our well-structured portfolio. Substantial divestitures are not expected.

For the first time, we are publishing our Environment, Health and Safety Report as part of our Annual Report, underlining our commitment to these very important issues. I am pleased to report on the success of our *Safety First!* program. In 2001, 24 of our manufacturing plants completed the entire year with zero lost-time accidents among employees. That's up from 19 plants in 2000. And, the number of lost-time accidents among our nearly 20,000 employees dropped 35 percent in 2001, to 92. While every accident is one too many, we are clearly moving in the right direction.

Outlook 2002

Macroeconomic conditions during the first quarter of 2002, and probably the second quarter as well, are expected to be recessionary, which would lead to weaker sales and margins in these quarters as compared to the stronger, corresponding quarters of 2001. For the full year of 2002, however, the Company expects both sales and earnings to be above the levels of 2001, assuming an economic recovery later in the year in the United States and, afterwards, in Europe.

The early measures taken in 2001 to improve productivity will result in a structurally lower cost base and thus provide a sound basis for improvements in profitability once the general economic conditions improve. Lower interest expenses are expected, due to the reduced net debt position of the Company. Overall, the Company is striving to achieve a free cash flow for 2002 in excess of CHF 500 million.

These forecasts are based on the assumption of an improving global economic environment in the second half of 2002 and reasonably stable exchange rates vis-à-vis the Swiss franc.

On behalf of the Board of Directors and the Executive Committee, I thank you, our shareholders, for your loyalty and support, and all Ciba Specialty Chemicals employees for their strong commitment and excellent performance.

With best regards,

Armin Meyer
Chairman and Chief Executive Officer
Ciba Specialty Chemicals


Ciba Specialty Chemicals'
Executive Committee

Pictured, from left: Tim Schlange, *Home & Personal Care;* Brendan Cummins, *International Coordination and Human Resources;* Armin Meyer, *Chairman and Chief Executive Officer;* Hermann Angerer, *Coating Effects;* Mark Garrett, *Water & Paper Treatment;* Martin Riediker, *Chief Technology Officer;* Michael Jacobi, *Chief Financial Officer;* Felix Meyer, *Plastic Additives;* and Christoph Biedermann, *Textile Effects*

Saturday morning is rough-and-tumble time for Dina and her son Sam. It means everything to Dina: she knows how fast the precious days pass, how soon he'll grow up.

Even when he's grown, though, Sam will always remember this moment. Why? Was it the bright, rich colors which surrounded him? The soft touch and fresh smell of his mother's sweater? Or just that she's beautiful – always was, always will be?

Effects for **textiles** that look and feel great.

Enhancing the qualities which make for happy times and happy memories; that's the business of Ciba Specialty Chemicals. Those vibrant, intense, durable colors are no accident, but the result of years of experience and innovation: in textile treatments and wash- and light-fast dyes and pigments for a wide range of fibers. That softness, freshness, brightness and long-lasting brilliance depend on our effects, both in chemical agents for textile manufacturing and additives for detergents and rinse conditioners. And Ciba Specialty Chemicals' fabric solutions mean that, even after an hour of wrestling, Dina and Sam's clothes will stay crisp, clean and unwrinkled.

Beautiful, bright, warm, soft, fresh, long-lasting. What do they all add up to? *Happy*: happy this Saturday – and all the Saturdays to come.



Sometimes Anna wonders: "If work doesn't *feel* like work, what do you call it?" When work is interesting, challenging, effective – when you can *really* see the results of what you do – it's more like fun… with pay.

Anna likes to get right to the point, to the information and people she needs. She wants a world without barriers – whether in the tools she uses or the environment around her.

Effects for a brighter electronic world.

Ciba Specialty Chemicals is always there for Anna – and for millions like her, working around the world. Ciba's colorants create brighter, more attractive electronic equipment and furniture; our pigments and light stabilizers build brilliant displays for everything from computers to digital assistants; our photoinitiators play a crucial role in protecting the inner workings of her computer as well as the optical fiber cables which connect her to the electronic universe. When Anna wants to record data on CD, our dyes help to make sure the data is securely stored for years to come. And when she needs to print, Ciba Specialty Chemicals is there too: in the brightness and environmental quality of the paper – and the strong, deep color of the ink.

Whatever she turns her mind to, Ciba Specialty Chemicals helps make Anna's work look good. Or should that be her fun-with-pay?



It's great to be young; and thanks to Ciba Specialty Chemicals, Mai and Lin can *look* young for longer. Our moisturizer ingredients give them what feels like a new skin: silky smooth, with added protection from the environmental hazards which can cause premature aging.

Mai and Lin enjoy life – and to enjoy it fully means feeling confident. Ciba Specialty Chemicals is everywhere in this picture, working in the background to provide that confidence. Ciba protectants preserve the freshness in soaps, perfumes and shampoos. Our hygiene effects – in soaps, disinfectants, toothpastes, plastic, grout, and other household products – fight bacteria, algae and fungi on every surface and in every tube and bottle. Our pigments for plastics bring intense, long-lasting color to all those indispensable little objects which fill the modern bathroom. And Ciba Specialty Chemicals' unique highlight dyes open a whole new range of one-step hair color effects for the world's dark-haired majority.

Lin and Mai may not know who's behind all this, but they can see they're in a clean, healthy, attractive, fun environment – which leaves them free to live life to the full. And that's important... because if you're young at heart, you feel young forever.

Effects to help you stay safe, healthy... and good-looking.







Effects that let you trust the stream with your child.

It's clear, cool, sparkling, *tickly*... no wonder Clara loves the water. What does she want to be when she grows up? "A fish!"

Water is one of life's great pleasures – and its greatest necessity. Clean, plentiful water is essential, not just for drinking, washing and swimming, but for countless productive activities – from agriculture to mining to manufacturing to food preparation.

Ciba Specialty Chemicals offers a range of custom products to treat wastewater from every major industrial activity, leaving it clean, clear and ready to return to the environment. Ciba's selective treatment systems target specific applications, meaning not just cleaner water but more efficient production with a lower overall environmental impact – and a lower cost.

We all want our children to enjoy nature, without unnecessary risk. From water treatment to additives for both sunscreens and laundry detergents which help prevent skin damage from sunlight, Ciba Specialty Chemicals is there, assisting and protecting.

What's the point? To help people get the most out of life, while preserving what's important – resources, health – for the future. To Clara, though, the point is a lot simpler: "This is so much *fun*; let's come again tomorrow!"

Looking good, feeling good… Marco knows where he's going. He's got life and the world before him – a world of choices and possibilities.

All around us, products compete for our attention, their packages promising that we'll like what we find inside. Ciba Specialty Chemicals helps keep those promises: grease-resistant paper treatment stops the mayonnaise on Marco's sandwich from getting on his fingers; ultraviolet absorbers in the bottle mean his drink is as fresh-tasting as the minute it left the factory; vibrant and colorful labels draw his eye toward new products, new flavors and new experiences.

Marco doesn't need to know how Ciba Specialty Chemicals' oxygen absorbers in plastic film keep packaged goods fresher for longer. He shouldn't worry about how our light-curing additives and specialized pigments for inks and plastics offer a great combination of bright colors, wide application and certified food safety. What matters to him is that – week by week, year by year – the choice, attractiveness and quality of things to buy is always improving. For Marco, as for all of us, the future is bright, fresh, colorful… and tasty.

Effects that make **the package** as good as the contents.





When Peter heads out in his new convertible, time and the world just... flow on by. The engine purrs, the sunlight glistens on the glossy paintwork, the soothing colors and surfaces of the cockpit envelop him in a cocoon of luxury. Life is good.

Effects that make **driving** pure pleasure.

Driving should be carefree: there's no reason Peter should care *why* this car gives him such pleasure. He loves how deeply, satisfyingly red it is – but he doesn't know that the pigments in the paint and plastic come from Ciba Specialty Chemicals. He loves the way the clouds are reflected in the jewel-like finish – but the science of light-protected and ultraviolet-cured lacquers is something only Ciba Specialty Chemicals, the paint maker and the car producer need to think about. He loves the color and feel of the interior and upholstery: smooth, soft, supremely comfortable... but does he care that the dyes and the pigments, the stain-resistant textile finishes and the flame-retardant plastic parts are all thanks to us? Of course not: love doesn't analyze.

When you're in love, you want it to last forever. Luckily for Peter, Ciba Specialty Chemicals has years of experience in prolonging the life of paint, plastic and textiles, protecting materials and machinery from wear and tear. Whether it's lubricant additives which can lengthen the interval between oil changes, or ultraviolet absorbers and antioxidants which preserve coatings and plastics from fading and decay, Ciba makes sure the real pleasures of life... last longer.



Agriculture

Martin's grandson has decided he wants to be a farmer, too. Right now, "being a farmer" means asking a thousand questions – from "How does the rain know it's time to fall?" to "If I'm very, *very* good, can I drive the tractor?".

It's nothing new to Martin: a farmer's life is always full of questions. How can I raise yields? How can I preserve resources? How can I get the day's work done before the next day comes? Though he depends on the most basic forces of nature – the sun and the rain – Martin knows agriculture is never simple.

Ciba Specialty Chemicals can help build farm productivity, from the roots up: its range of micronutrient soil additives delivers just the elements crops need in forms which are easy for farmers to apply and plants to absorb. Ciba soil conditioners increase moisture retention and prevent run-off and erosion. Thanks to our additives, plastic films for greenhouses can be made to last longer, to resist fogging or even to boost the productive power of the sun, transforming otherwise useless ultraviolet radiation into the light plants thrive on. Mulch films can be made degradable, so they break up in the soil after use. At the same time, tough paints and coatings with Ciba additives help keep Martin's farm equipment working as hard and as long as he does.

He will always rise to labor as the sun comes up and go to bed with the ache of hard work in his arms, but, thanks in part to Ciba Specialty Chemicals, Martin is gaining in productivity day by day – leaving him with a little more time to explain *just* why cows say "moo".


Effects to make you more
productive – freeing time for
the important things in life.

Ciba Specialty Chemicals' Company Structure

Chairman and Chief Executive Officer

Segments

- Plastic Additives
- Coating Effects
- Water & Paper Treatment
- Textile Effects
- Home & Personal Care

Group Services

Support the Segments in these areas

- Corporate Finance
- Chief Technology Office
- International Coordination/HR
- Group Service Law & Environment
- Group Communications

The Board of Directors

Armin Meyer
Chairman of the Board of Directors and Chief Executive Officer, Ciba Specialty Chemicals
Member of the Board of Directors, Zurich Financial Services
Date of Birth: July 25, 1949
Nationality: Swiss

Kurt Feller
Vice Chairman of the Board of Directors, Ciba Specialty Chemicals
Chairman of the Board of Directors, Rieter Group
Chairman of the Board of Directors, Geberit AG
Member of the Board of Directors, Daetwyler Holding AG
Member of the Board of Directors, Scintilla AG
Date of Birth: August 31, 1937
Nationality: Swiss

Erwin W. Heri
Member of the Board of Directors
Chief Investment Officer, Credit Suisse Financial Services
Professor of Finance, University of Basel
Member of the Board of Directors, Hilti
Member of the Board of Directors, Clariden Bank
Member of the Board of Directors, DBV Winterthur
Date of Birth: March 6, 1954
Nationality: Swiss

Gertrud Höhler
Member of the Board of Directors
Professor of Humanities and author
Member of the Board of Directors, Bâloise-Holding
Member of the Board of Directors, Georg Fischer Ltd.
Management consultant
Date of Birth: January 10, 1941
Nationality: German

Jean-Marie Pierre Lehn
Member of the Board of Directors
Professor of Chemistry and Chair of Chemistry of Molecular Interactions, Collège de France
Nobel prize for Chemistry in 1987
Date of Birth: September 30, 1939
Nationality: French

Peter Littmann
Member of the Board of Directors
Professor of Marketing, University Witten/Herdecke
Former Chief Executive, Hugo Boss AG
Former Chief Executive, Wünsche AG
Chairman of the Board of Directors, Beautynet AG
Member of the Board of Directors, Compass Ltd. (Bata Shoe Company)
Date of Birth: December 21, 1947
Nationality: German

Uli Sigg
Member of the Board of Directors
Chairman of the Board of Directors, Ringier Group
Date of Birth: April 29, 1946
Nationality: Swiss

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland

Ciba

Value beyond chemistry

Ciba Specialty Chemicals

Environment, Health and Safety 2001

Ciba









Statement from the Chairman of the Board and Chief Executive Officer Armin Meyer

Our Vision at Ciba Specialty Chemicals is:
We create effects to improve the quality of life. Environment, health protection and safety ("EHS") are all inherent aspects of our "quality of life." Our EHS efforts, in the design of our products as well as in our production facilities, are directed at improving the quality of life for our staff, neighbors, customers, suppliers and, yes, future generations.

Introducing a new EHS measurement tool

For many years, the issue of how best to measure a company's environmental performance has been debated among industry groups and other stakeholders. There is broad agreement that there is not a "one-size-fits-all" answer; however, there is also agreement that individual companies that are committed to the concepts of eco-efficiency and sustainable development need to reassess their measurement tools. In particular, the World Business Council for Sustainable Development ("WBCSD") has been pursuing this matter since 1992. They believe that a company becomes eco-efficient through, "the delivery of competitively priced goods and services that satisfy human needs and bring quality of life, while progressively reducing ecological impacts and resource intensity throughout the life cycle, to a level at least in line with the earth's estimated carrying capacity."

At Ciba Specialty Chemicals, our policy is to integrate our EHS activities into our business processes. As a publicly traded chemical company, we strive to find the proper balance between increasing profitability and reducing environmental impact. We have been reviewing various reporting parameters that would better illustrate our overall eco-efficiency both to our internal environmental managers as well as to our numerous external stakeholders.

Traditionally, we have relied on the classical measurement tool of comparing our resource usage and emission levels against each tonne of product we produce. This tool primarily measures improvements we make in our production processes or in the elimination of processes that use above-average quantities of natural resources. Unfortunately, this tool has two important shortcomings. First, it can actually provide a disincentive to be innovative because any innovation that would require more resource usage – even if it resulted in less total chemical content being introduced into the eco-system – would automatically be discouraged. Second, it doesn't truly measure the value that a company like Ciba Specialty Chemicals adds in the production of its high-quality and high-tech products. What we need, therefore, is a tool that allows for innovation and creativity in the value-added portion of our operations while simultaneously measuring the efficiency with which we use the natural resources that our products require.

The measurement tool that we are introducing measures our natural resource usage and emissions against our gross profit. The reasoning is fairly simple. Our customers want specialty effects for their products that help them to differentiate their offerings in the market. They are willing to pay a certain price for these effects. The sum total of these payments is our total sales. By deducting the cost of goods sold, where our costs for such things as raw materials, energy and water are included, you arrive at gross profit. By comparing our total energy usage, water usage and our emissions of the important "greenhouse gas" carbon dioxide (CO_2) against our gross profit, we should be able to measure, over time, whether we are becoming more economically efficient – and, more eco-efficient – in our use of natural resources. And, we can measure the value we are adding in the production process.

This year, we have completed such an analysis and have included it in this report for you to review. We have charted water usage, energy usage and CO_2 emissions over the past five years in terms of their raw numbers, their relationship to tonne of product produced and their relationship to each one million of Swiss francs of gross profit earned. These measurement parameters are among the ones recommended by WBCSD. We are pleased to report that the gross profit comparison shows steady improvement since 1997, dropping 17 percent for energy usage, 26 percent for water usage and 12 percent for CO_2 emissions. There have been decreases in each year, with the exception of 2001, when exceptionally challenging global economic conditions led to very slight increases in all three categories of 1 to 2 percent. In other words, since 1997, to make the same amount of gross profit, we have used fewer resources and emitted less CO_2.

At Ciba Specialty Chemicals, our environmental reporting will continue to be highly transparent. We are fully aware that there are stakeholders who still prefer to measure our performance from the perspective of emissions and usage of materials. On our EHS website, *www.cibasc.com/ehs*, you will always find the full range of our consolidated water and energy resource usage and emission data figures.

We are extremely proud of this track record, which shows how our Company has been able to balance shareholders' and stakeholders' interests simultaneously.

Update on 2003 goals

Last year, we issued three EHS goals for 2003 – our "0-10-10" program: zero lost-time accidents; reduce the absolute level of energy usage by 10 percent, regardless of any changes in production; and strive for a 10 percent greater material use efficiency as measured through material use accounting.

First, let me say that we are also proud that, despite the pressures of the slumping economy, we maintained our levels of EHS training in 2001, even expanding our occupational health seminars. This is vitally important to our policy of *Safety First!* We recorded 92 lost-time accidents in 2001. Every lost-time accident is one too many; however, we are pleased that the 2001 figure was 35 percent lower than the 2000 figure of 142 accidents. Similarly, the number of sites completing the year without a lost-time accident increased from 19 in 2000 to 24 in 2001.

Energy Usage per Million CHF GP*


10.0
7.5
5.0
2.5
0
terajoules/million CHF
7.21
6.95
6.46
5.86
5.96
1997
1998
1999
2000
2001

Water Usage per Million CHF GP*


50
40
30
20
10
0
1,000 m3/million CHF
36.22
32.11
27.49
26.82
26.96
1997
1998
1999
2000
2001

CO_2 Emissions per Million CHF GP*


0.6
0.4
0.2
0
1,000 tonnes/million CHF
0.486
0.476
0.457
0.420
0.429
1997
1998
1999
2000
2001

*GP stands for Gross Profit

The data on energy consumption, water usage and CO_2 emissions have been collected using Ciba Specialty Chemicals' global SEEP (Safety, Energy, Environmental Protection) reporting system. This system ensures that uniform reporting procedures and standards are used throughout the Company, regardless of any local reporting standards or requirements.

All of the data has been consolidated to 100 percent, irrespective of our effective holding in joint ventures. The CO_2 emission data includes the CO_2 emissions from third-party electricity generation that can be attributed to Ciba Specialty Chemicals' usage.

We have restated the data for 1999 and 2000 to reflect the divestment of the former Performance Polymers division. Ciba Specialty Chemicals' SEEP system does not allow us to restate the data for earlier years.

Comparisons of our environmental data between 1999 and 2001 show the following percentage changes:

Absolute figures: energy usage (-4%), water usage (+2%) and CO_2 emissions (-2%)

Per tonne of product: energy (-5%), water (+1%) and CO_2 emissions (-4%)

Per million CHF gross profit: energy (-8%), water (-2%) and CO_2 emissions (-6%)

In 1998, the European Chemical Industry Council ("CEFIC") published its Health Safety and Environmental Reporting Guidelines. These guidelines list core parameters, which CEFIC recommends its members to publish. We report these core parameters and additional interesting EHS data on Ciba's Internet site at *www.cibasc.com/ehs.*

Energy usage was down 6 percent in 2001. This places us well on track for meeting our overall goal for 2003 of a 10 percent reduction.

And, we have now implemented the framework for our new material use accounting system. 2001 was a planning and learning year. With the experience we gained, we can now strive for our ambitious 2003 goal.

Commitment to safety

The commitment to *Safety First!* was critical in averting a more serious situation during an explosion that occurred last July at our Schweizerhalle facility in Switzerland. Thanks to our frequent and intensive training programs, our workers quickly noticed that a reaction was not running properly. With cool heads, they evacuated the facility prior to the explosion, avoiding any injuries. I would like to thank all of the personnel who responded so professionally.

As the Chairman and CEO of a chemical company, I want all of our stakeholders to feel confident about our EHS performance. We have made tremendous progress over the years. We work every day to make continuous improvements. And, we recognize that good environmental policy also makes good business sense.

Thank you for your interest in Ciba Specialty Chemicals.



Armin Meyer
Chairman of the Board and
Chief Executive Officer

Energy Usage


terajoules
20,000
15,000
10,000
5,000
0
17,250
17,350
14,800
15,050
14,200
1997
1998
1999
2000
2001

Energy Usage per Tonne Product


gigajoules/tonne
20
15
10
5
0
15.01
15.13
15.68
15.46
14.89
1997
1998
1999
2000
2001

Water Usage


million m3
100
80
60
40
20
0
87
80
63
69
64
1997
1998
1999
2000
2001

Water Usage per Tonne Product


m3/tonne
100
80
60
40
20
0
75.46
69.94
66.77
70.78
67.38
1997
1998
1999
2000
2001

Carbon Dioxide Emissions


million tonnes
1.5
1.0
0.5
0
1.165
1.190
1.045
1.080
1.020
1997
1998
1999
2000
2001

CO_2 Emissions per Tonne Product


tonne/tonne
1.5
1.0
0.5
0
1.01
1.04
1.11
1.11
1.07
1997
1998
1999
2000
2001

A Commitment to Excellence

Ciba Specialty Chemicals strives for a leading position in all its markets and business segments. An important element to ensure business leadership is the successful integration of EHS management into all relevant business processes.

We will focus on product and process innovation, supply chain management and customer support to continuously improve the EHS performance of our products and services.

We are committed to exploring all reasonable opportunities to apply our EHS strategies and policies in close cooperation with our customers and suppliers for the benefit of all parties.

Ciba Specialty Chemicals is committed to:

- Integrating EHS management into business processes and strategic planning
- Global compliance with laws, regulations, international treaties and conventions
- Minimizing, managing and communicating all risks relating to its products and operations; participating in Responsible Care® programs in all major regions
- Maintaining a high level of awareness, motivation, training and professionalism in EHS for all employees
- Continuously improving EHS performance through goal-setting and measurement
- Considering EHS performance as a key element in selecting suppliers, distributors and contractors
- Communicating EHS strategies and performance openly and consistently to all key stakeholders

Production Sites with Zero Lost-Time Accidents

In 2001, 24 production sites reported zero lost-time accidents, compared with 19 production sites in 2000 and 15 production sites in 1999.

The total number of lost-time accidents reported in 2001 fell to 92, compared to 142 in 2000 and 154 in 1999.

Listed here are the 24 production sites that reported zero lost-time accidents in 2001.

• Wyong	Australia
• Camaçari	Brazil
• Estrada do Colégio	Brazil
• Mississauga	Canada
• Santiago	Chile
• Guangzhou	China
• Panyu	China
• Shekou	China
• Bogotá	Columbia
• Grimsby	Great Britain
• Goa	India
• Ai-oi	Japan
• Isohara	Japan
• Chiba	Japan
• Kuala Lumpur	Malaysia
• Barberà del Vallès	Spain
• Kaohsiung	Taiwan
• Lad Krabang	Thailand
• Mahachai	Thailand
• Albemarle	USA
• Charlotte	USA
• High Point	USA
• St. Gabriel	USA
• Suffolk	USA

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland

Contacts

Group Service Law & Environment
Peter Naish
charles_peter.naish@cibasc.com
Fax +41 61 636 4670

Group Communications
Michael Cech
michael.cech@cibasc.com
Fax +41 61 636 3019

Internet address
www.cibasc.com

Ciba Specialty Chemicals' 2001 Annual Report consists of the Business Review, the Financial Review and the Environment, Health and Safety Report.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals' products contained in papers, inks and other materials.

The 2001 Annual Report was developed and written by Group Communications, Corporate Finance and Group Service Law & Environment, Ciba Specialty Chemicals.

Designed and produced by Seiler Basel,
a Company of the Seiler DDB Group.
Printed in Switzerland by Birkhäuser + GBC Ltd.

Ciba

Value beyond chemistry

Our Strategy

Ciba Specialty Chemicals places the **customer first.**

Our focus is to make our operations faster and more flexible, to increase our focus on customers and markets in order to drive profitable growth and to maximize value for our shareholders.

A lean, industry-focused organization, with best-in-class manufacturing, aligns Ciba Specialty Chemicals closely with its customer industries. All five business Segments

- **Plastic Additives**
- **Coating Effects**
- **Water & Paper Treatment**
- **Textile Effects**
- **Home & Personal Care**

... have strong market positions and provide the best and most complete service to their specific customer industry.

We offer leading-edge **innovation.**

We enable beneficial features that make everyday products better and breakthrough products possible. We offer our customers both quantum leap innovation as well as steady improvements by fostering a culture of innovation and by sharing and leveraging our core competencies.

We want the **best people** to work for Ciba Specialty Chemicals.

We attract, develop and retain the very best.

We want our people to be empowered to explore the creative ideas that will spur us to profitable growth.

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland

Ciba

Value beyond chemistry


Effects to Improve the Quality of Life
Ciba
www.cibasc.com
Ciba Specialty Chemicals
Value beyond chemistry

www.cibasc.com